
03040786

Capitol Federal Financial

annual report 2003

Contents

Locations

Topeka 785-235-1341
Home Office –
700 S. Kansas Avenue, Topeka, KS 66603

1201 S. Topeka Blvd.
2100 SW Fairlawn Rd.
2865 SW Wanamaker Rd.
2901 S. Kansas Ave.
3540 NW 46th St.

Greater Kansas City 913-381-5400
5251 Johnson Dr.
9000 W. 87th St.
10101 College Blvd.
1408 E. Santa Fe
9500 Nall Ave.
13500 Metcalf
5700 Nieman Rd.
1900 W. 75th St.
15525 W. 87th Pkwy.
2100 E. 151st St.
12200 Blue Valley Pkwy., SuperTarget
15700 Shawnee Mission Pkwy., SuperTarget
7734 State Ave., Price Chopper
15345 W. 119th St., SuperTarget
11700 W. 135th St., Price Chopper
75th & Quivira, ATM only
22400 Midland Dr.

Lawrence 785-749-9000
1046 Vermont St.
1025 Iowa St.
3201 S. Iowa, SuperTarget
4701 W. 6th St., Dillon's
1026 Westdale Rd., Loan Production office
1321 Oread, KU Student Union, ATM only
1740 Massachusetts, Dillon's Plaza, ATM only

Wichita 316-689-0200
4000 E. Harry
4020 W. Maple
10404 W. Central
4616 E. 13th
8040 E. Douglas
8301 E. 21st St. North

Emporia 620-342-0125
602 Commercial

Manhattan 785-537-4226
1401 Poyntz
K-State Student Union, ATM only

Salina 785-825-7121
2550 S. 9th St.

Shareholder Information



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.71
1.03
0.93
1.02
0.60
99 00 01 02 03
Fiscal Year

return on average assets



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
0.39
0.91
1.01
1.25
0.74
99 00 01 02 03
Fiscal Year

earnings per share[1]



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
34.53
33.74
33.88
31.81
46.05
99 00 01 02 03
Fiscal Year

efficiency ratio



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
0.30
0.46
0.62
2.00
2.00
99 00 01 02 03
Calendar Year

dividends paid per share[1]



100
80
60
40
20
0
millions of shares
91.5
36.5
81.7
25.9
80.4
25.0
73.6
18.6
73.3
18.8
99 00 01 02 03
Total
Public[2]

shares outstanding *(fiscal year end)*[1]

	1999	2000	2001	2002	2003
	(dollars in thousands)				
Total Assets	$6,541,907	$8,265,219	$8,635,443	$8,781,127	$8,582,544
Loans Receivable, net	4,275,200	5,442,445	5,416,507	4,867,569	4,307,440
Mortgage-Related Securities					
Available-for-Sales (AFS)	1,136,776	850,892	1,059,110	1,318,974	2,128,721
Held-to-Maturity (HTM)	939,492	1,561,251	1,248,813	1,255,906	815,453
Investment Securities (HTM)	15,100	15,100	502,283	500,814	1,022,412
Deposits	3,899,565	3,956,329	4,285,835	4,391,874	4,237,889
Borrowings	1,520,000	3,225,000	3,200,000	3,301,301	3,281,146
Equity	1,046,514	986,207	1,048,262	987,430	976,445
Net Income	42,921	76,339	77,779	89,952	52,031
Efficiency Ratio	56.77%	33.74%	33.88%	31.81%	46.05%
Equity to Assets	16.00%	11.93%	12.14%	11.24%	11.38%

(1) Capitol Federal Financial began operations March 31, 1999. Information for 1999 is for a partial year.
(2) The Public share count is the number of shares that receive dividends.

Letter To Our Shareholders

"This year was dominated by the lowest interest rates in 40 years. The weakness in the economy and the easing of interest rates by the Federal Reserve held interest rates historically low during the entire year."

These lines, which were taken directly from last year's shareholder letter, continue to accurately describe the interest rate environment we are experiencing today. Fiscal year 2003 was a challenging year as historically low interest rates persisted resulting in added pressure on our net interest margin. Borrowers took advantage of the low interest rates as evidenced by our loan originations and modifications, which exceeded $3.7 billion for the year.

In response to the extremely low interest rates we focused on two asset management programs. First, during this fiscal year the Bank sold $591.6 million of recently originated or modified fixed rate home loans. By selling these loans we were able to reduce the Bank's exposure to rising interest rates and report gains of $18.5 million, pre-tax, on the sale of these loans. We retained the servicing of these loans to maintain contact with these borrowers to meet their future banking needs. Second, with the proceeds of the loan sales and the repayments received, we purchased short-term agency bonds and adjustable rate mortgage-related securities. The purchase of these securities balanced the mix of our fixed and variable rate assets. Both of these initiatives have positioned the Bank to take advantage of any sustained rise in long-term interest rates.

One of our major accomplishments this year was to prepay the entire balance due on two loans which Capitol Federal Financial (CFFN) obtained in 2001 to fund the repurchase of shares. CFFN received approval from the Office of Thrift Supervision to dividend $81 million from the Bank to the parent company. The funds from this transaction, which was completed in October 2003, were used to prepay the loans. By satisfying this obligation, CFFN is able to reduce its future annual cash flow requirements by approximately $24 million.

. . . the Bank sold $591.6 million of recently originated or modified fixed rate home loans.

Last April we opened our 35th branch office. This is a traditional office in a freestanding building; catering to the borrowing and savings needs of the area. We are very excited about this site as it is located in a rapidly developing residential area of Johnson County, Kansas.

In 2003 we utilized capital by paying $2.00 per share in the form of cash dividends to our public shareholders. This dividend was paid in four quarterly dividends plus a year end dividend. In 2004 our intent is to pay the entire dividend in four equal quarterly installments. In addition, CFFN repurchased almost 700,000 shares under our current repurchase plan. Over 800,000 shares still remain to be repurchased under this plan.

In 2003 we utilized capital by paying $2.00 per share in the form of cash dividends . . .

Earlier this year the Board of Directors elected John B. Dicus as Chief Executive Officer and re-elected John C. Dicus as Chairman. We wish to thank the Board for their continued confidence.

Frederick P. Reynolds is retiring from the Board of Directors after 25 years of service. During his tenure, Capitol Federal increased its assets from $1.3 billion to over $8.5 billion, added 20 branch offices, changed its charter and completed a corporate





restructure. We would like to express our sincere gratitude to Mr. Reynolds for his leadership and guidance during this exciting period in Capitol Federal's history.

The appreciation in the price of CFFN stock and the cash dividend combined to give our shareholders an excellent total return in 2003. In 2004 we will continue our determination to enhance the value of our shareholders.



John C. Dicus
– Chairman



John B. Dicus
– President, Chief Executive Officer

Directors

B. B. Andersen	*Real Estate Developer*
John B. Dicus	*President and CEO of Capitol Federal Financial and Capitol Federal Savings Bank*
John C. Dicus	*Chairman of the Board of Capitol Federal Financial and Capitol Federal Savings Bank*
Robert B. Maupin	*Retired Senior Executive Vice President and Chief Lending Officer of Capitol Federal Savings Bank*
Carl W. Quarnstrom	*Attorney and Partner, Shaw, Hergenreter & Quarnstrom*
Frederick P. Reynolds	*Chairman of the Board of Sound Products*
Marilyn S. Ward	*Executive Director of ERC/Resource & Referral*

Management

John C. Dicus	*Chairman of the Board*
John B. Dicus	*President and CEO*
R. Joe Aleshire	*Executive Vice President of Retail Operations for Capitol Federal Savings Bank*
Larry K. Brubaker	*Executive Vice President of Corporate Services for Capitol Federal Savings Bank*
Morris J. Huey, II	*Executive Vice President and Chief Lending Officer for Capitol Federal Savings Bank*
Neil F. M. McKay	*Executive Vice President, Chief Financial Officer and Treasurer*
Kent G. Townsend	*Senior Vice President and Controller*
Mary R. Culver	*Corporate Secretary*

Special Counsel	Silver, Freedman & Taff, L.L.P. • 1700 Wisconsin Avenue • Washington, DC 20007
Independent Auditors	Deloitte & Touche L.L.P. • 1010 Grand Avenue, Suite 400 • Kansas City, MO 64106
Corporate Counsel	Shaw, Hergenreter, & Quarnstrom • 700 S. Kansas Avenue, Suite 504 • Topeka, KS 66603

Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

The summary information presented below under "Selected Balance Sheet Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and notes beginning on page 29. Fiscal 1999 results include the effect of a one-time contribution to the Capitol Federal Foundation of approximately $30.2 million.

	September 30,				
	2003	2002	2001	2000	1999
	(in Thousands)				
Selected Balance Sheet Data:					
Total assets	$8,582,544	$8,781,127	$8,635,443	$8,265,219	$6,541,907
Loans receivable, net	4,307,440	4,867,569	5,416,507	5,442,445	4,275,200
Investment securities, held-to-maturity	1,022,412	500,814	502,283	15,100	15,100
Mortgage-related securities:					
Available-for-sale, at market value	2,128,721	1,318,974	1,059,110	850,892	1,136,776
Held-to-maturity, at cost	815,453	1,255,906	1,248,813	1,561,251	939,492
Capital stock of Federal Home Loan Bank	169,274	163,250	162,350	161,250	68,336
Deposits	4,237,889	4,391,874	4,285,835	3,956,329	3,899,565
Advances from Federal Home Loan Bank	3,200,000	3,200,000	3,200,000	3,225,000	1,520,000
Other borrowings	81,146	101,301	--	--	--
Stockholders' equity	976,445	987,430	1,048,262	986,207	1,046,514

	Year Ended September 30,				
	2003	2002	2001	2000	1999
	(Dollars and Counts in Thousands, Except Per Share Amounts)				
Selected Operations Data:					
Total interest and dividend income	$441,536	$557,132	$580,740	$518,357	$396,099
Total interest expense	326,848	370,743	410,458	350,117	253,030
Net interest and dividend income	114,688	186,389	170,282	168,240	143,069
Provision for loan losses	--	184	75	494	395
Net interest and dividend income after provision for loan losses	114,688	186,205	170,207	167,746	142,674
Retail fees and charges	15,068	11,290	9,249	8,087	8,956
Gains on sales of loans receivable held for sale	18,949	10,150	136	42	--
Other income	9,145	8,117	6,996	6,661	4,718
Total other income	43,162	29,557	16,381	14,790	13,674
Total other expenses	72,560	68,726	63,237	61,665	86,940
Income before income tax expense	85,290	147,036	123,351	120,871	69,408
Income tax expense	33,259	57,444	45,572	44,532	26,487
Net income	52,031	89,592	77,779	76,339	42,921
Basic earnings per share	$ 0.74	$ 1.25	$ 1.01	$ 0.91	$ 0.39 [1]
Average shares outstanding	70,699	71,523	77,136	83,718	88,614
Diluted earnings per share	$ 0.72	$ 1.22	$ 0.99	$ 0.90	$ 0.39 [1]
Average diluted shares outstanding	72,392	73,579	78,944	84,152	88,614

(1) For the period April 1, 1999 through September 30, 1999.

	Year Ended September 30,				
	2003	2002	2001	2000	1999
Selected Performance and Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.60%	1.02%	0.93%	1.03%	0.71%
Return on average equity	5.28	9.25	7.69	7.46	4.34
Dividends paid per common share	2.12	0.74	0.57	0.44	0.20
Dividend payout ratio	76.68	15.79	18.16	18.43	20.88
Ratio of operating expense to average total assets	0.84	0.78	0.75	0.83	1.43
Efficiency ratio	46.05	31.81	33.88	33.74	56.77
Ratio of average interest-earning assets to average interest-bearing liabilities:	1.13	1.12	1.14	1.16	1.18
Interest rate spread information:					
Average during period	0.90	1.66	1.39	1.57	1.71
End of period	0.42	1.50	1.55	1.51	1.79
Net interest margin	1.34	2.16	2.05	2.29	2.49
Asset Quality Ratios:					
Non-performing assets to total assets	0.15	0.12	0.09	0.06	0.09
Non-performing loans to total loans	0.21	0.16	0.12	0.06	0.14
Allowance for loan losses to non-accruing loans	50.87	60.51	72.63	133.02	88.57
Allowance for loan losses to loans receivable, net	0.11	0.10	0.09	0.08	0.10
Capital Ratios:					
Equity to total assets at end of period	11.38	11.24	12.14	11.93	16.00
Average equity to average assets	11.38	11.07	12.02	13.73	16.26
Other Data:					
Number of traditional offices	28	27	27	27	25
Number of in-store offices	7	7	7	7	6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Capitol Federal Financial (the "Company") is the mid-tier holding company and the sole shareholder of Capitol Federal Savings Bank (the "Bank"). In March 1999, the Company incorporated in connection with the conversion of the Bank from mutual to stock form ("Conversion"). At that time, the Company issued 52,192,817 shares of its common stock to Capitol Federal Savings Bank MHC ("MHC"). The Conversion, the offering of stock to depositors, and the issuance of Company stock to the MHC are referred to collectively as the "Reorganization." As a result of this Reorganization, the Bank converted to a federally chartered stock savings bank and became a wholly-owned subsidiary of the Company, which is majority owned by MHC, a federally chartered mutual holding company. The Company's common stock is traded on the Nasdaq Stock Market under the symbol "CFFN." All references to Capitol Federal Financial prior to March 31, 1999, except where otherwise indicated, are to Capitol Federal Savings Bank and its subsidiary on a consolidated basis.

Our principal business consists of attracting deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate consumer loans, a limited amount of loans secured by first mortgages on nonowner-occupied one- to four-family residences, permanent and construction loans secured by commercial real estate and multi-family real estate loans. While our primary business is the origination of one- to four-family residential mortgage loans funded through retail deposits, we also purchase whole loans and invest in certain investment and mortgage-related securities using Federal Home Loan Bank ("FHLB") advances as a funding source.

The Company's results of operations are primarily dependent on our net interest margin, which is the difference between the average yield on loans, mortgage-related securities and investments and the average rate paid on deposits and borrowings. The net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Company, like other savings institution holding companies, is subject to interest rate risk to the degree that our interest-earning assets mature or reprice at different times, or on a different basis, than our interest-bearing liabilities.

Our results of operations are also affected by, among other things, fee income received, gains or losses on the sale of loans held for sale, the establishment of provisions for possible losses on loans, income derived from subsidiary activities, the level of operating expenses and income taxes. Our operating expenses principally consist of employee compensation and benefits, occupancy expenses, regulatory and compliance expenses, federal deposit insurance premiums, marketing expenses, expenses associated with servicing our deposit and loan portfolios and other general and administrative expenses.

The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments, the level of personal income and the personal rate of savings within our market areas. Lending activities are influenced by the demand for housing as well as interest rate pricing competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan and investment repayments, borrowings and funds provided from operations.

Forward-Looking Statements

We may from time to time make written or oral "forward-looking statements", including statements contained in our filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements may be included in this annual report to shareholders and in other communications by the Company, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
- the effects of, and changes in, foreign and military policies of the United States Government;
- inflation, interest rates, market and monetary fluctuations;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products, services and branching locations, when required;
- the impact of changes in financial services' laws and regulations, including laws concerning taxes, banking, securities and insurance;
- technological changes;
- acquisitions and dispositions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in our business.

This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

Management Strategy

Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving the needs of customers in our market areas. Our commitment is to provide the broadest possible access to home ownership through our residential lending programs. We also offer a variety of personal financial products and services through our branch office network. Since becoming a public company, we have put into place capital management strategies that are focused on increasing shareholder value.

The highlights of our strategy for fiscal year 2003 include:

- **Single-Family Portfolio Lending.** We are one of the largest originators of one- to four-family residential mortgage loans in the State of Kansas. Historically, we have originated these loans for our own portfolio, rather than for sale, and we generally service the loans we originate. During fiscal year 2003, we originated $1.47 billion new one- to four-family loans and, through our loan modification program, modified the terms on an additional $1.95 billion of existing one- to four-family loans in the portfolio. At September 30, 2003, we owned $4.07 billion of one- to four-family loans, representing 93.44% of our total loan portfolio. During the current fiscal year, we sold $591.6 million of newly originated fixed rate loans or loans processed through our loan modification program in connection with our interest rate risk management strategy, while retaining the servicing rights on those loans.

- **Retail Financial Services.** We offer a wide array of deposit products and retail services for our customers. These are provided through a branch network of 35 locations, offering both traditional branch locations and locations in retail stores in our market areas, as well as through our call center and the internet. We generally have the dominant share of deposits in the areas in which we are located and, at September 30, 2003, we had approximately $4.24 billion in deposit balances.

- **Commitment to Cost Control.** We are very effective at controlling our costs of operations. Using technology to increase productivity, lending and deposit support functions are centralized for efficient processing. Our average deposit base per traditional branch at September 30, 2003 was over $151.4 million. This allows us to service more customers through fewer branch locations, helping to control costs. As a result, our ratio of operating expenses to average total assets was 0.84% for the year ended September 30, 2003 and our efficiency ratio, a commonly used industry ratio measuring the cost of producing each dollar of revenue, was 46.05%. Both of these ratios are better than peer group and national averages.

- **Strong Capital Position.** Our policy has always been to protect the safety and soundness of Capitol Federal Savings through conservative credit and operational risk management, balance sheet strength, consistent earnings and sound operations. At September 30, 2003, our ratio of equity to total assets was 11.38%.

- **Excellent Asset Quality.** As a result of our commitment to single-family lending, we have minimal delinquencies and, in management's view, very little credit risk. At September 30, 2003, our ratio of non-performing assets to total assets was 0.15%.

- **Shareholder Value.** During the past fiscal year we:
  - repurchased 688,811 shares,
  - increased our dividend four times during fiscal year 2003, from $0.20 per share paid during the last quarter of fiscal year 2002 to $0.24 per share paid during the last quarter of fiscal year 2003, an increase of 20.0%,
  - declared a year end dividend on November 7, 2002 of $1.22 per share, payable on December 6, 2002 and
  - recorded net income of $52.0 million for the fiscal year.

Quantitative and Qualitative Disclosure about Market Risk

Asset and Liability Management and Market Risk

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time and have been at historical lows during the current fiscal year. Our results of operations, like those of other financial institutions, are impacted by these changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates is known as interest rate risk. Interest rate risk is our most significant market risk and our ability to adapt to these changes is known as interest rate risk management.

Based upon management's recommendations, the board of directors set the asset and liability management policies of the Bank. These policies are implemented by the asset and liability management committee. This committee is chaired by our Chief Financial Officer and is comprised of members of our executive management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset and liability management consistent with the business plan and board-approved policies. The asset and liability management committee sets goals for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce the highest profitability balanced against liquidity, capital adequacy and risk management objectives. The asset and liability management committee generally meets on a monthly basis to review, among other things, economic conditions and the outlook for interest rates, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities, interest rate repricing gap, market value of portfolio equity analyses and income simulations. At each meeting, the asset and liability management committee recommends appropriate strategy changes, if any, based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, generally on a monthly basis.

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring this risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates. The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments and/or investment strategies on net interest income and the market value of portfolio equity ("MVPE"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating this impact against the maximum potential changes in market value of portfolio equity that are authorized by the board of directors of the Bank.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. The interest rate repricing gap is a measure of the difference between the amount of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, maturing or repricing during the same period. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets maturing or repricing during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would generally be true. As of September 30, 2003, the ratio of our one-year gap to total assets was a positive 1.33%.

Management recognizes that dramatic changes in interest rates in a short period of time can cause an increase in our interest rate risk relative to the balance sheet. Depending on the level of market interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, these changes may improve the prospects for earnings, at least in the short term. The asset and liability management committee may decide to increase our interest rate risk position somewhat in order to increase our net interest margin or maintain it over a longer period of time. Management believes that maintaining and improving earnings is the best way to preserve a strong capital position. Conversely, management recognizes the need, in certain interest rate environments, to limit the Bank's exposure to changing interest rates and may shorten the average maturity or repricing frequency of its assets to be better positioned to redeploy cash in a rising rate environment and may, as a result, reduce earnings in the short-term.

To minimize the potential for adverse effects of material and prolonged changes in interest rates on our results of operations, we have adopted asset and liability management policies to better balance the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities based on existing local and national interest rates. In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, during the fiscal year we focused our strategies on:

- originating and purchasing adjustable rate loans,
- maintaining a significant level of investment securities and mortgage-related securities with average maturities of approximately five years or less or with interest rates that reprice in less than five years,
- managing our deposits to establish stable deposit relationships which provide long-term sources of funding,
- selling loans originated at historically low interest rates.

The Bank sold, during fiscal year 2003, a total of $591.6 million in fixed rate loans originated at historically low interest rates. The intent of this strategy was to protect the Bank against long-term reduced earnings following an increase in interest rates. Because the Bank has historically not used derivatives to hedge its interest rate risk exposure in the past, we maintain a mix of fixed and adjustable rate loans and securities. However, during the first quarter of fiscal year 2004 the Bank modified its policy regarding the use of interest rate swaps. It is the Bank's intent to begin using interest rate swaps as a way to mitigate its exposure to the fixed rate costs of its long-term fixed rate FHLB advances. At September 30, 2002, the Bank had an approximate mix of 28% adjustable rate loans and 72% fixed rate loans. By September 30, 2003, this mix had become 29% adjustable rate and 71% fixed rate. The Bank made changes in its mortgage-related securities portfolio during fiscal year 2003 to address the fixed and variable rate imbalance of our loan portfolio as its adjustable to fixed rate mix of mortgage-related securities changed from 39% adjustable rate and 61% fixed rate to 78% adjustable rate and 22% fixed rate from September 30, 2002 to September 30, 2003. The proceeds from the sales of loans, along with the repayments on mortgage loans and mortgage-related securities, have been primarily reinvested into adjustable rate mortgage-related securities and investment securities with maturity and/or repricing characteristics such that they will generally mature or reprice in less than five years. Some of the proceeds have been used to fund the withdrawal of maturing deposits from high rate accounts.

The following tables set forth the estimated percentage change in our net interest income over the next four-quarter period and our MVPE at September 30, 2003 based on the current and alternative rate environments depicted by the indicated instantaneous and permanent changes in interest rates.

At September 30, 2003

	Estimated Change in	
Change (in Basis Points) in Interest Rates[1]	**Net Interest Income (next four quarters)**	**Market Value of Portfolio Equity**
-300 bp	n/m[2]	n/m[2]
-200 bp	n/m[2]	n/m[2]
-100 bp	-7.91	-18.1
0 bp	0	0
100 bp	-1.68	3.8
200 bp	-5.55	-0.9
300 bp	-12.02	-9.3

At September 30, 2002

	Estimated Change in	
Change (in Basis Points) in Interest Rates[1]	**Net Interest Income (next four quarters)**	**Market Value of Portfolio Equity**
-300 bp	n/m[2]	n/m[2]
-200 bp	n/m[2]	n/m[2]
-100 bp	-15.21	-24.1
0 bp	0	0
100 bp	3.81	2.8
200 bp	3.48	-10.8
300 bp	1.80	-29.3

(1) Assumes an instantaneous, permanent and parallel change in interest rates at all maturities.

(2) Not meaningful, some market rates would compute to a rate less than zero percent.

The changes in net interest income estimations presented above are based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change and that any repricing of assets or liabilities occurs at market rates or anticipated market rates for the alternative rate environments as of September 30, 2003. The estimation of net interest income does not include any change in the amount of unamortized premium on mortgage-related securities, any projected gain-on-sale related to the sale of loans, the effect of the use of interest rate swaps or income derived from non-interest income sources. The table presents the effects of the change in interest rates on our assets and liabilities as they mature, repay or reprice as shown by the change in the MVPE in changing interest rate environments. It is important to consider that the estimated changes in net interest income are for a cumulative four-quarter period and the estimated MVPE is derived from the valuation of cash flows from financial assets and liabilities over the respective lives of each.

The change in results of our analyses between September 30, 2003 and to September 30, 2002, for both net interest income and MVPE, is the result of changes in market interest rates and the restructuring of our balance sheet during fiscal year 2003. The change in market rates during the year substantially increased the amount of cash received by the Bank as loans and mortgage-related securities prepaid at historically high levels. These repayments, coupled with proceeds from the sale of loans were primarily used to purchase adjustable rate mortgage-related securities and short-term agency bonds. These assets were purchased to position the Bank for potentially higher interest rates and the resulting increase in yield that would be available on these securities either from repricing or from reinvestment at maturity. However, the yields available during the period prior to the first repricing on the adjustable rate mortgage-related securities were at yields which were substantially below the yields previously earned on that portfolio. In addition, the lower rates paid on certificates of deposit, improved performance in the stock markets or other reasons has led customers to withdraw maturing certificates from the Bank for other investment opportunities or to meet other personal needs.

Net interest income, as modeled for this analysis, was relatively more sensitive to changes in rates at September 30, 2003 than at September 30, 2002, as a result of the restructuring of the balance sheet due to loan sales, the high repayment on mortgage-related securities and the change in customer preference for certificates with shorter maturities. This is reflected by the decrease in our one-year cumulative gap, from 12.22% at September 30, 2002 to 1.33% at September 30, 2003.

- Sensitivity of income in the decreasing rate environment improved at September 30, 2003 over September 2002 primarily due to the refinance of loans and modification of loans into lower rate loans during fiscal year 2003, and with the availability of certificates to reprice to lower rates.
- Sensitivity of income to increases in rates at September 30, 2003 was greater, compared to September 30, 2002, primarily due to the expectation that prepayments on loans and mortgage-related securities will significantly diminish and the ability to reinvest sufficient cash flows into higher rates of the same type of investments will not offset the repricing of the portfolio of certificates of deposit. The purchases during the current fiscal year of adjustable rate mortgage-related and investment securities with more than one year until the next repricing, restrains income growth during the next four-quarter period. Consideration of the expected reduction in the amortization of premiums on mortgage-related securities, likely to be realized as prepayments slow, is not incorporated into this analysis.

Market value of portfolio equity showed less sensitivity to changes in interest rates at September 30, 2003 than at September 30, 2002. This was directly the result of the loan sales undertaken by the Bank with the subsequent purchase of adjustable rate mortgage-related and short-term securities.

- Having restructured the balance sheet through these transactions we are less sensitive to decreasing rates because adjustable rate loans, originated at rates less than comparable fixed rate loan products, are less likely to repay in a decreasing rate environment, thereby increasing the MVPE estimate in the decreasing rate environment compared to the previous year.
- In the increasing rate environment the MVPE is largely stable at September 30, 2003 compared to September 30, 2002 because adjustable rate loans will reprice upward maintaining a yield close to market as market rates increase (usually with a lag to the change in market rates) and now comprise a larger portion of the interest-earning assets than in the prior year. Also, because of the increase in the balance of core deposits relative to certificates of deposit, the value of the core deposits of the Bank has a greater positive effect on our MVPE compared to certificates of deposit because their average lives exceed those of certificates of deposit.

The assumptions used by management to evaluate the vulnerability of our operations to changes in interest rates in the tables above are utilized in, and set forth under, the gap table and footnotes beginning on page 14. Although management finds these assumptions reasonable given the constraints described above, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and market value of portfolio equity indicated in the above tables could vary substantially if different assumptions were used or actual experience differs from these assumptions. The Bank would generally experience greater interest rate risk based upon changes in market rates if the yield curve were to flatten or if the yield curve became inverted.

Gap Table: The gap table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities as of September 30, 2003, based on the information and assumptions set forth in the notes below.

At September 30, 2003	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
Interest-earning assets:[1]						
Loans receivable:[2]						
Mortgage loans:						
Fixed	$ 237,496	$ 538,578	$ 945,807	$ 533,082	$ 807,612	$ 3,062,575
Adjustable	101,654	279,963	362,105	150,255	182,945	1,076,922
Other loans	166,894	7,805	8,077	3,591	4,221	190,588
Securities:						
Non-mortgage[3]	25,002	448,269	299,141	250,000	--	1,022,412
Mortgage-related[4]	124,229	310,601	1,391,954	934,866	182,524	2,944,174
Other interest-earning assets	11,000	--	--	--	--	11,000
Total interest-earning assets	666,275	1,585,216	3,007,084	1,871,794	1,177,302	8,307,671
Interest-bearing liabilities:						
Deposits:						
Savings accounts[5]	6,006	18,019	20,083	16,854	58,570	119,532
NOW accounts[5]	14,780	44,339	53,486	144,861	117,040	374,506
Money market deposit accounts[5]	80,666	241,999	313,504	164,556	127,535	928,260
Certificates of deposit	583,754	1,066,909	886,983	272,132	5,813	2,815,591
Borrowings[6]	81,146	--	--	225,000	2,975,000	3,281,146
Total interest-bearing liabilities	766,352	1,371,266	1,274,056	823,403	3,283,958	7,519,035
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (100,077)	$ 213,950	$ 1,733,028	$ 1,048,391	$(2,106,656)	$ 788,636
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (100,077)	$ 113,873	$ 1,846,901	$ 2,895,292	$ 788,636	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percent of total assets at September 30, 2003	(1.17)%	1.33%	21.52%	33.73%	9.19%	
Cumulative one-year gap at September 30, 2002		12.22%				
Cumulative one-year gap at September 30, 2001		3.75%				

(1) Adjustable rate loans are included in the period in which the rate is next scheduled to adjust, rather than in the period in which the loans are due, or in the period in which repayments are expected to occur prior to their next rate adjustment. Fixed rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization and prepayment assumptions.
(2) Balances have been reduced for non-performing loans, which totaled $8.9 million at September 30, 2003.
(3) Based on contractual maturities.
(4) Reflects estimated prepayments in the current interest rate environment.
(5) Although our NOW accounts, passcard savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on assumptions developed based upon our actual experience with these accounts. If all of our NOW accounts, passcard savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $(902.6) million, for a cumulative one-year gap of (10.52)% of total assets.
(6) In the gap table above, conversion features are not assumed to be exercised. If the conversion features on FHLB advances are assumed to be exercised, our cumulative one-year gap would have been (7.12)% because the next conversion date is in May 2004.

Certain assumptions are contained in the above table which affect the presentation. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

Critical Accounting Policies

Our policies with respect to the methodologies used to determine the allowance for loan losses and the valuation of mortgage servicing rights are our most critical accounting policies because they are important to the presentation of our financial condition and results of operations, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could cause reported results to differ materially. These critical accounting policies and their application are reviewed at least annually with our Audit Committee and Board of Directors. Following is a description of our critical accounting policies and an explanation of the methods and assumptions underlying their application.

Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses known and inherent in the loan portfolio based upon ongoing, quarterly assessments of the loan portfolio.

Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans and portfolio segments and economic conditions that may lead to a concern about the loan portfolio. In addition, the allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of such loans or pools of loans. Changes in risk evaluations of both performing and non-performing loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience and on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors for loans on residential properties with greater than four units, loans on construction and development and commercial properties are computed based on an evaluation of inherent losses on these loans. Loan loss factors for portfolio segments are representative of the credit risks associated with the loans in those segments. The greater the credit risks associated with a particular segment the greater the loss factor. Loss factors increase within each portfolio segment as loans become classified, delinquent, the foreclosure or repossession process begins or as economic conditions warrant.

The appropriateness of the allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting our key lending areas. Other conditions that management considers in determining the appropriateness of the allowance includes, but is not limited to, changes in our underwriting standards primarily due to competitive pressures, credit quality trends (including trends in non-performing loans expected to result from existing conditions), trends in collateral values, loan volumes and concentrations, and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of those loans. The Bank has relaxed, over the past several years, the debt-to-income ratio requirement and the loan-to-value ratio limits of its overall underwriting standards in order to better compete for loan originations in our market areas.

Senior management reviews these conditions quarterly in discussions with our senior credit officers. To the extent that any of these conditions are evidenced by a specifically identifiable problem loan or portfolio segment as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such loan or portfolio segment. Where any of these conditions are not evidenced by a specifically identifiable problem loan or portfolio segment as of the evaluation date, management's evaluation of the loss related to these conditions is reflected in the unallocated allowance associated with our homogeneous population of mortgage loans. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem loans or portfolio segments.

The amounts actually observed in respect to these losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the current loss factors. By assessing the estimated losses inherent in our loan portfolios on a quarterly basis, we can adjust specific and inherent loss estimates based upon more recent information that has become available.

Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in our loan portfolios.

Valuation of Mortgage Servicing Rights ("MSR"). The Bank records MSR as a result of retaining the servicing on loans that are sold. Impairment exists if the carrying value of MSR exceeds the estimated fair value of the MSR. MSR are stratified by the underlying loan term and by interest rate. Individual impairment allowances for each stratum are established when necessary and then adjusted in subsequent periods to reflect changes in the measurement of impairment. The estimated fair value of each MSR stratum is determined through analysis of future cash flows incorporating numerous assumptions, including: servicing income, servicing costs, market discount rates, prepayment speeds and other market driven data.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSR. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, prepayments slow down, which generally results in an increase in the fair value of MSR. All assumptions are reviewed for reasonableness on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those same assumptions may not be appropriate if applied at a different point in time.

Weighted Average Yields and Rates: The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, the weighted average rates paid on deposits, certificates and borrowings and the resultant interest rate spreads at the dates indicated.

	At September 30,		
	2003	**2002**	**2001**
Weighted average yield on:			
Loans receivable	5.70%	6.70%	7.21%
Mortgage-related securities	2.99	5.56	6.31
Investment securities	3.52	5.20	5.21
Cash and cash equivalents	0.64	1.77	2.92
Capital stock of Federal Home Loan Bank	3.50	4.75	7.00
Combined weighted average yield on interest-earning assets	4.44	6.00	6.78
Weighted average rate paid on:			
Savings deposits	0.65	1.00	1.98
Demand and NOW deposits	0.99	1.46	2.35
Certificate accounts	3.20	4.09	5.32
Borrowings	6.06	6.07	6.14
Combined weighted average rate paid on interest-bearing liabilities	4.02	4.50	5.23
Spread	0.42%	1.50%	1.55%

Average Balances, Net Interest Income, Yields Earned and Rates Paid: The table below presents for the fiscal years ending September 30, 2003, 2002, and 2001 the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made.

	September 30, 2003			September 30, 2002			September 30, 2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans receivable[1]	$ 4,213,737	$276,146	6.55%	$ 5,139,238	$358,680	6.98%	$ 5,314,080	$383,197	7.21%
Other loans	206,118	11,375	5.52	208,718	12,958	6.21	197,485	17,402	8.81
Total Loans receivable, net	4,419,855	287,521	6.51	5,347,956	371,638	6.95	5,511,565	400,599	7.27
Mortgage-related securities	3,027,239	115,262	3.81	2,505,290	149,417	5.96	2,258,772	149,102	6.60
Investments and cash equivalents	931,610	32,756	3.51	610,375	27,980	4.58	374,899	18,807	5.01
Capital stock of Federal Home Loan Bank	168,413	5,997	3.56	161,908	8,097	5.00	161,313	12,232	7.58
Total Interest-Earning Assets[1]	$ 8,547,117	441,536	5.17	$ 8,625,529	557,132	6.46	$ 8,306,549	580,740	6.99
Interest-Bearing Liabilities:									
Savings deposits	$ 115,283	916	0.79%	$ 104,948	1,205	1.15%	$ 99,041	$1,962	1.98%
Demand and NOW deposits	1,238,858	15,034	1.21	1,079,793	18,474	1.71	884,504	27,590	3.12
Certificate accounts	2,942,356	108,567	3.69	3,174,630	147,587	4.65	3,095,406	181,468	5.86
Total Deposits	4,296,497	124,517	2.90	4,359,371	167,266	3.84	4,078,951	211,020	5.17
Borrowings	3,298,956	202,331	6.06	3,308,757	203,477	6.07	3,206,019	199,438	6.14
Total Interest-Bearing Liabilities	$ 7,595,453	326,848	4.27	$ 7,668,128	370,743	4.80	$ 7,284,970	410,458	5.60
Net interest income		$114,688			$186,389			$170,282	
Net interest rate spread			0.90%			1.66%			1.39%
Net earning assets	$ 951,664			$ 957,401			$ 1,021,579		
Net interest margin			1.34%			2.16%			2.05%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities			112.53%			112.49%			114.02%

(1) Calculated net of deferred loan fees, loan discounts, and loans in process.

Rate/Volume Analysis: The table below presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities, comparing fiscal years 2003 to 2002 and fiscal years 2002 to 2001. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in the average balance multiplied by the previous year's average rate, (2) changes in rate, which are changes in the average rate multiplied by the average balance from the previous year, and (3) changes due to both rate and volume, which are changes in the average balance multiplied by the change in the average rate.

	Year Ended September 30,							
	2003 vs. 2002				2002 vs. 2001			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest-earning assets:								
Loans receivable, net	$ (64,754)	$ (23,320)	$ 3,958	$ (84,116)	$ (11,618)	$ (17,456)	$ 113	$ (28,961)
Mortgage-related securities	31,129	(54,028)	(11,256)	(34,155)	16,273	(14,387)	(1,571)	315
Investment and cash equivalents	16,208	(7,239)	(4,194)	4,775	12,525	(6,008)	2,657	9,174
Capital stock of Federal Home Loan Bank	325	(2,331)	(93)	(2,099)	45	(4,166)	(15)	(4,136)
Total interest-earning assets	$ (17,092)	$ (86,918)	$ (11,585)	(115,595)	$ 17,225	$ (42,017)	$ 1,184	(23,608)
Interest-bearing liabilities:								
Savings deposits	$ 119	$ (378)	$ (37)	(296)	$ 117	$ (822)	$ (49)	(754)
Demand and NOW deposits	2,717	(5,349)	(788)	(3,420)	6,088	(12,467)	(2,753)	(9,132)
Certificate accounts	(10,786)	(30,476)	2,230	(39,032)	4,545	(37,455)	(958)	(33,868)
Borrowings	(816)	(331)	1	(1,146)	6,355	(2,244)	(72)	4,039
Total interest-bearing liabilities	$ (8,766)	$ (36,534)	$ 1,406	(43,894)	$ 17,105	$ (52,988)	$ (3,832)	(39,715)
Net interest income				$ (71,701)				$ 16,107

Changes in Financial Condition

General. Total assets decreased by $198.6 million, or 2.3%, to $8.58 billion at September 30, 2003 compared to $8.78 billion at September 30, 2002. The decrease was primarily due to a $701.5 million decrease in loans receivable and loans available for sale which totaled $4.31 billion at September 30, 2003, compared to $5.01 billion at September 30, 2002, and a $410.4 million decrease in cash and cash equivalents which totaled $41.9 million at September 30, 2003 compared to $452.3 million at September 30, 2002, these were partially offset by an increase of $890.9 million in mortgage-related and investment securities from $3.08 billion at September 30, 2002 to $3.97 billion at September 30, 2003.

Loans. The net loans receivable portfolio decreased from $4.87 billion at September 30, 2002 to $4.31 billion at September 30, 2003. The decrease in the loan portfolio during the fiscal year was primarily due to the sale of single family mortgage loans totaling $591.6 million. The mortgage loan portfolio decreased in all but two categories, with one- to four-family loans having the largest dollar decrease, $543.3 million, or 11.8%, from $4.61 billion at September 30, 2002 to $4.07 billion at September 30, 2003. Our consumer loan portfolio decreased $7.0 million, or 3.5%, during the year. Loan originations increased $117.9 million over the origination activity for fiscal year 2002. Total loan volume, including refinancings, modifications, and purchases, during the year was $3.78 billion, an increase of $1.04 billion over the previous fiscal year. Loan originations and purchases during the fiscal year totaled $1.83 billion, up $180.4 million from last year, primarily due to an increase in refinance activity as a result of lower interest rates and an increase in purchased loans of $62.4 million. Increased refinance activity accounted for $236.2 million of the increase in loan originations, partially offset by a net decrease in one- to four-family originations of $117.3 million. Originations of loans to refinance existing mortgages totaled $620.0 million for fiscal year 2003 compared to $383.8 million for fiscal year 2002. The Bank modified $1.95 billion of loans during the current fiscal year compared to $1.09 billion in the prior fiscal year. Modifications allow the customer, who pays a fee, to obtain current market rates without having to process a complete new loan application.

Securities. At September 30, 2003, investment securities totaled $1.02 billion, an increase of $521.6 million. The increase in investment securities was primarily the result of investing proceeds from the sale of loans during the first quarter of fiscal year 2003 into agency securities with a maturity of approximately one year. These investment securities are fixed rate securities issued primarily by the Federal Home Loan Bank and Fannie Mae. At September 30, 2003, $772.4 million were non-callable and $250.0 million were callable. The callable investment securities were purchased during the last six months of the current fiscal year. Total investment purchases during the current fiscal year were $605.0 million compared to $200.0 million for the previous year.

At September 30, 2003, mortgage-related securities totaled $2.94 billion, an increase of $369.3 million over the previous year. Our mortgage-related securities are generally comprised of securities issued by Fannie Mae or Freddie Mac, which minimizes credit risk. During the year we purchased $426.2 million fixed rate mortgage-related securities with an estimated average life of 5.17 years and $2.63 billion adjustable rate mortgage-related securities with an average of 3.26 years to their next repricing date, at September 30, 2003. The adjustable rate mortgage-related securities are generally secured by loans originated at rates below their fully indexed rate. The purchase of mortgage-related securities for fiscal year 2003 totaled $3.06 billion compared to $1.33 billion during fiscal year 2002.

The purchases of investment securities and mortgage-related securities were made utilizing funds received primarily as a result of continued high levels of repayments on mortgage loans and mortgage-related securities and also from proceeds received on loan sales. We will continue to invest excess funds in either mortgage-related securities or other investment securities to manage liquidity, to improve our interest rate risk position and/or increase earnings.

Liabilities. Total liabilities decreased $187.6 million, or 2.4%, to $7.61 billion at September 30, 2003 compared to $7.79 billion at September 30, 2002. The decrease was mainly due to deposits decreasing $154.0 million during the fiscal year. The decrease in deposits consisted of net deposit outflows of $263.6 million partially offset by interest credits of $109.6 million . Deposits in the Money Market Select accounts increased $120.1 million from $808.2 million at September 2002 to $928.3 million at September 2003 while deposits in certificates decreased $315.6 million from $3.13 billion at September 2002 to $2.82 billion at September 2003. Although the Bank continues to be competitive in its markets with the rates that it offers on these accounts, maturing certificates have rates that are higher than those currently being offered and not all customers are reinvesting those dollars into certificates at current rates. Customers, in some cases, are seeking higher yielding investments that may not be backed by FDIC insurance. The decrease in deposits was funded with proceeds from the repayment of mortgage loans and mortgage-related securities and the sale of loans.

Advances from the FHLB remained unchanged from the previous year. The decrease in other borrowings was due to the Company paying down the loans during the course of the year to a balance of $81.1 million at September 30, 2003. On October 1, 2003, the Company paid off the balance in other borrowings utilizing a capital distribution from the Bank of $81.0 million.

Equity. Stockholders' equity totaled $976.4 million at September 30, 2003 compared to $987.4 billion at September 30, 2002. The decrease in stockholders' equity of $11.0 million from September 30, 2002 was due primarily to dividends paid of $39.9 million, a decrease in the balance of accumulated other comprehensive income (loss) of $19.3 and repurchases of stock placed in treasury for the year of $18.5 million. These were partially offset by earnings of $52.0 million.

Comparison of Results of Operations for the Years Ended September 30, 2003 and 2002

General. Capitol Federal completed its fourth full fiscal year as a public company with assets totaling $8.58 billion and equity of $976.4 million. Net income for the year was $52.0 million compared to $89.6 million for fiscal year 2002.

Net Interest and Dividend Income. Net interest and dividend income decreased $71.7 million, or 38.5%, to $114.7 million for fiscal year 2003 compared to fiscal year 2002, reflecting a $115.6 million, or 20.8%, decrease in interest income, partially offset by a $43.9 million, or 11.8%, decrease in interest expense. Our interest rate spread and net interest margin decreased to 0.90% and 1.34%, respectively, for fiscal year 2003 from 1.66% and 2.16%, respectively, for fiscal year 2002. The low interest rate environment experienced during the current fiscal year resulted in high levels of prepayments, refinancings and modification activity on our mortgage-related assets. The decrease in net interest margin was primarily due to a decrease in the average yield of our interest-earning assets.

Interest and Dividend Income. The decrease in interest and dividend income during the year ended September 30, 2003 was primarily due to a decrease in the average rate earned on interest-earning assets and, to a lesser extent, a decrease in average interest-earning assets.

- Interest income on loans receivable decreased $84.1 million primarily due to a decrease in the average balance of the portfolio of $928.1 million, or 17.4%, to $4.42 billion in fiscal year 2003 over fiscal year 2002. The decrease in the average balance was primarily due to the sale of $591.6 million of single family mortgage loans during the current fiscal year. The average yield earned on our loan portfolio decreased from 6.95% in fiscal year 2002 to 6.51% in fiscal year 2003. The decrease in the yield on the loan portfolio was due to both lower origination rates compared to one year ago and the reduction in rates on mortgages held in our portfolio as a result of loan modifications and refinances.

- Interest income on mortgage-related securities decreased $34.2 million due to a decrease in the yield on the portfolio, partially offset by an increase in the average balance during the fiscal year. The average yield earned on our mortgage-related securities portfolio decreased from 5.96% in fiscal year 2002 to 3.81% in fiscal year 2003. The decrease in the yield was primarily a result of the high level of prepayments received on these securities. As prepayments increased significantly during fiscal year 2003, we had to amortize the net premiums against earnings at a faster rate than expected at the time of purchase, thereby decreasing the yield on these securities. During fiscal year 2003, we amortized $28.2 million of net premiums to earnings compared to $2.6 million in fiscal year 2002. Because of the decline in all market yields during the fiscal year, the repayments were reinvested into fixed and adjustable rate mortgage-related securities and short-term investments with rates lower than the rates being received on the securities that prepaid. The average yield on fixed and adjustable rate securities purchased during the current fiscal year was 3.95% at the time of purchase. At September 30, 2003, the average yield on those same securities was 2.66%. The average balance of the mortgage-related securities portfolio increased $521.9 million, or 20.8%, to $3.03 billion for fiscal year 2003 compared to fiscal year 2002. The increase in the mortgage-related securities portfolios was due to purchases funded with proceeds from repayments on mortgage loans, mortgage-related securities and loan sales.

- Interest income on investment securities increased $5.1 million due to an increase in the average balance of the portfolio, partially offset by a decrease in the yield on the portfolio. The average balance of the investment securities portfolio increased $309.5 million, or 61.2%, to $814.9 million for fiscal year 2003 over fiscal year 2002. The increase in the average balance was due to purchases of $605.0 million of investment securities funded by proceeds from repayments on mortgage loans, mortgage-related securities and loans sales. The average yield on our investment securities portfolio decreased from 5.17% in fiscal year 2002 to 3.83% in fiscal year 2003. The yield decreased due to the purchase of short-term agency bonds primarily during the quarter ended December 31, 2002 and the purchase of callable agency securities purchased during the last six months of the current fiscal year.

Interest Expense. The decrease in interest expense during the year ended September 30, 2003 was primarily due to the decrease in the average rate paid on deposits and to a lesser extent a decrease in the average balance of costing liabilities.

- Interest expense on deposits decreased $42.7 million primarily due to a decrease in the average rate paid on deposits from 3.84% in 2002 to 2.90% for 2003, and to a lesser extent a decrease in the average balance of $62.9 million to $4.30 billion in 2003. The decrease in the average rate paid and the average balance of deposits was due primarily to a reduction in both the rates paid on, and the average balance of, certificates of deposit. The average rate on certificates decreased from 4.65% in 2002 to 3.69% in 2003. The average balance of certificates decreased from $3.17 billion in 2002 to $2.94 billion in 2003.

- Interest expense on borrowings decreased $1.2 million due to a decrease in the average balance of $9.8 million, or 0.3%, to $3.30 billion for 2003 and a decrease in the average rate paid on borrowings from 6.07% in 2002 to 6.06% in 2003.

Provision for Loan Losses. For the year ended September 30, 2003, no provision for loan losses was recorded compared to a provision for loan losses in 2002 of $184,000. At September 30, 2003, our allowance for loan losses was $4.6 million, or 0.11%, of the total loan portfolio and approximately 51% of total non-accrual loans. This compares with an allowance for loan losses of $4.8 million, or 0.10%, of the total loan portfolio and approximately 61% of the total non-accrual loans as of September 30, 2002.

During fiscal year 2003, our single-family residential loan portfolio decreased by $543.3 million from the previous fiscal year. Non-performing single-family loans increased by $985,000, from $7.7 million at September 30, 2002 to $8.7 million at September 30, 2003. Our consumer loan portfolio decreased approximately 3.5% to $190.8 million. We reviewed the ratio of our non-performing loans to total loans and types of loans which were non-performing, and compared this to our ratio of the allowance for loan losses to net loans receivable. The provision for credit losses reflects management's estimate of inherent credit losses based upon the known risks of the various loan portfolios during fiscal year 2003.

Other Income. Other income amounted to $43.2 million for the year ended September 30, 2003, an increase of $13.6 million, or 46.0%, compared to $29.6 million for the year ended September 30, 2002. This increase was primarily due to a recognized gain of $18.5 million on the sale of $591.6 million of fixed rate mortgage loans during the fiscal year ended September 30, 2003 compared to a recognized gain of $10.1 million on the sale of $279.0 million of fixed rate mortgage loans during the fiscal year ended September 30, 2002. Retail fees and charges increased $3.8 million, or 33.5%, resulting from a new pricing structure for the processing of overdrawn accounts.

Other Expenses. Other expenses increased $3.8 million, or 5.6%, to $72.6 million for the year ended September 30, 2003 compared to September 30, 2002. This increase was primarily due to an increase in other expenses of $1.9 million, in addition to increases in both regulatory and outside services and compensation expense. The change in other expenses is largely due to MSR charges totaling $2.2 million compared to $164 thousand for the fiscal year 2002. The Company recorded $1.4 million of amortization of MSR and a valuation adjustment charge of $613 thousand on MSR for the fiscal year 2003. The increase in regulatory and outside services was due to costs associated with compliance with new securities laws and the conversion of our operating system from an OS/2 based system to a Windows based system. The increase in compensation expense was primarily the result of increases in the cost of the ESOP as a result of mark to market adjustments on shares vested during the year and the recognition of the expense associated with dividends the ESOP received on unallocated shares in excess of the amount needed for the annual debt payment on the ESOP note. The excess dividends are attributable to the increase in the level of dividends paid by the Company.

Provision for Income Taxes. The provision for income taxes amounted to $33.3 million and $57.4 million for fiscal years 2003 and 2002, respectively, resulting in effective tax rates of 39.0% and 39.1%, respectively.

Comparison of Results of Operations for the Years Ended September 30, 2002 and 2001

General. Capitol Federal completed its third full fiscal year as a public company with assets totaling $8.78 billion and equity of $987.4 million. Net income for the year was $89.6 million compared to $77.8 million for fiscal year 2001.

Net Interest and Dividend Income. Net interest and dividend income increased $16.1 million, or 9.5%, to $186.4 million for fiscal year 2002 compared to fiscal year 2001, reflecting a $23.6 million, or 4.1%, decrease in interest income, which was more than offset by a $39.7 million, or 9.7%, decrease in interest expense. Our interest rate spread and net interest margin increased to 1.66% and 2.16%, respectively, for fiscal year 2002 from 1.39% and 2.05%, respectively, for fiscal year 2001.

Interest and Dividend Income. The decrease in interest and dividend income during the year ended September 30, 2002 was primarily due to a decrease in the average rate earned, partially offset by an increase in the average balance on those assets.

- Interest income on loans receivable decreased $29.0 million due to a decrease in the average balance and the average yield earned on the loan portfolio. The average balance decreased $163.6 million, or 3.0%, to $5.35 billion in fiscal year 2002 over fiscal year 2001. The average yield earned on our loan portfolio decreased from 7.27% in fiscal year 2001 to 6.95% in fiscal year 2002.

- Interest income on mortgage-related securities increased $315,000 due to an increase in the average balance, partially offset by a decrease in the average yield earned on the mortgage-related securities portfolio. The average balance of the mortgage-related securities portfolio increased $246.5 million, or 10.9%, to $2.51 billion for fiscal year 2002 compared to fiscal year 2001. The average yield earned on our mortgage-related securities portfolio decreased from 6.60% in fiscal year 2001 to 5.96% in fiscal year 2002.

- Interest income on investment securities increased $16.7 million due to an increase in the average balance of $323.7 million, partially offset by a decrease in the average yield of 2 basis points to 5.17%.

- Interest on cash and cash equivalents decreased $7.5 million due a decrease in the average balance and the average yield earned. The average balance decreased $88.2 million, or 45.7%, to $104.9 million in fiscal year 2002 over fiscal year 2001. The average yield earned on cash and cash equivalents decreased from 4.85% in fiscal year 2001 to 1.76% in fiscal year 2002.

- Dividends received on stock of the Federal Home Loan Bank of Topeka decreased $4.1 million from the previous year largely due to a decrease in the average yield to 5.00% from 7.58% one year ago.

Interest Expense. The decrease in interest expense during the year ended September 30, 2002 was primarily due to the decrease in the average rate paid on deposits.

- Interest expense on deposits decreased $43.8 million mainly due to a decrease in the average rate paid on deposits from 5.17% in 2001 to 3.84% for 2002, partially offset by the increase in the average balance of $280.4 million to $4.36 billion in 2002.

- Interest expense on borrowings increased $4.0 million due to an increase in the average balance of $102.7 million, or 3.2%, to $3.31 billion for 2002, partially offset by the decrease in the average rate paid on borrowings from 6.14% in 2001 to 6.07% in 2002.

Provision for Loan Losses. For the year ended September 30, 2002, the provision for loan losses amounted to $184,000 compared to a provision for loan losses in 2001 of $75,000. At September 30, 2002, our allowance for loan losses was $4.8 million, or 0.10%, of the total loan portfolio and approximately 61% of total non-accrual loans. This compares with an allowance for loan losses of $4.8 million, or 0.09%, of the total loan portfolio and approximately 73% of the total non-accrual loans as of September 30, 2001.

During fiscal year 2002, our single-family residential loan portfolio decreased by $554.1 million from the previous fiscal year. Non-performing single-family loans increased by $1.3 million, from $6.4 million at September 30, 2001 to $7.7 million at September 30, 2002. Our consumer loan portfolio increased approximately 4.2% to $197.8 million. We reviewed the ratio of our non-performing loans to total loans and types of loans which were non-performing, and compared this to our ratio of the allowance for loan losses to net loans receivable. The increase in the provision for credit losses reflects management's estimate of inherent credit losses based upon the known risks of the various loan portfolios during fiscal year 2002.

Other Income. Other income amounted to $29.6 million for year ended September 30, 2002, an increase of $13.2 million, or 80.4%, compared to $16.4 million for the year ended September 30, 2001. This increase was primarily due to a recognized gain of $10.1 million on the sale of $279.0 million of fixed rate mortgage loans. The Bank also implemented aspects of SFAS 133 related to recording the net fair value of certain loan-related commitments. Other income includes an adjustment for the fair value of these commitments of $605,000 for the year ended September 30, 2002. Retail fees and charges increased $2.0 million, or 22.1%, resulting from increased debit card usage, an increase in the number of checking accounts, an increase in the fees charged for non-customer usage of ATM's and a new pricing structure for the processing of overdrawn accounts.

Other Expenses. Other expenses increased $5.5 million, or 8.7%, to $68.7 million for the year ended September 30, 2002 compared to September 30, 2001. This increase was primarily due to an increase in compensation expense of $2.7 million and an increase in advertising of $1.3 million. The increase in compensation expense was primarily the result of increases in the cost of the ESOP due to an increase in the average price of the Company's stock during the year, increases in salary expense due to increased staff and compensation adjusted for changes in market compensation rates and the increased costs of insurance benefits. Advertising expense increased primarily due to an increased emphasis in the use of broadcast media over print media and a year-round campaign directed toward retention of existing and attracting new deposit customers.

Provision for Income Taxes. The provision for income taxes amounted to $57.4 million and $45.6 million for fiscal years 2002 and 2001, respectively, resulting in effective tax rates of 39.1% and 36.9%, respectively. The increase in taxes paid was primarily due to the increase in taxable income.

Liquidity and Commitments

The Bank's liquidity, represented by cash and cash equivalents, mortgage-related securities available for sale and short-term investment securities is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, FHLB advances, prepayments on and maturities of outstanding loans and mortgage-related securities, other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and short-term investments are relatively predictable sources of funds, deposit flows and loans and mortgage-related securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide additional control over liquidity levels to help meet operating requirements.

FHLB advances have been used to provide funds for lending and investment activities. FHLB lending guidelines have borrowing limits based upon their underwriting standards. At September 30, 2003, the Bank's ratio of advances to total assets, as reported to the Office of Thrift Supervision (the "OTS"), was 37.2%. Advances totaling up to 40 percent of total assets are allowed based upon a blanket pledge agreement and quarterly reporting to FHLB. Advances in excess of 40 percent of assets, but not exceeding 45 percent of total assets, may be approved by the President of FHLB based upon a review of documentation supporting the use of the advances. Advances in excess of 45 percent of total assets must be approved by the board of FHLB. In the past, the Bank has utilized convertible advances. Some advances have converted to fixed rate advances with the conversion option not exercised by FHLB. The Bank does not currently have authority to borrow from FHLB in excess of 40 percent of total assets. The Bank could utilize other sources for liquidity than FHLB and has done so in the past. Using other sources for liquidity is not currently contemplated by the Bank.

Liquidity management is both a daily and long-term function of our business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. agency securities. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of investment and mortgage-related securities.

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited to:

- the origination, purchase or sale of loans,
- the purchase or sale of investment and mortgage-related securities,
- fulfillment of commitments under letters-of-credit, extensions of credit on home equity loans and construction loans,
- terms and conditions of operating leases, and
- funding withdrawals of savings accounts at maturity.

At September 30, 2003 our commitments were:

- approved loan originations and purchase commitments outstanding totaling $174.1 million.
- the unadvanced portion of construction loans totaling $27.0 million.
- unused home equity lines of credit totaling $268.7 million.
- outstanding standby letters of credit totaling $17,000.
- certificates of deposit scheduled to mature in one year or less totaling $1.65 billion.

We anticipate that we will continue to have sufficient funds, through repayments, deposits, and borrowings, to meet our current commitments.

In the normal course of business, the Company and its subsidiaries are named defendants in various lawsuits and counter claims. In the opinion of management, after consultation with legal counsel, none of the suits will have a materially adverse effect on the Company's consolidated financial statements for the fiscal year ending September 30, 2003.

Contractual Obligations. We have entered into certain long-term debt and lease agreements, which obligate us to make future payments to satisfy the related contractual obligations. Notes 7 and 9 of the consolidated financial statements discuss these obligations in further detail.

The following table summarizes out contractual obligations with regard to our long-term debt and lease agreements as of September 30, 2003.

	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
FHLB Advances(1)	$3,200,000	$ --	$ --	$ 225,000	$ 2,975,000
Operating leases	5,006	672	1,049	791	2,494

(1) Actual maturities of the advances may differ from scheduled maturities as Federal Home Loan Bank has the right to convert the advances from fixed to floating rate.

Capital

Consistent with our goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity for the Bank was $948.2 million at September 30, 2003, or 11.0% of total assets on that date. As of September 30, 2003, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank's regulatory capital ratios at September 30, 2003 were as follows: Tier I (leverage) capital, 11.0%; Tier I risk-based capital, 11.0%; and total risk-based capital, 29.1%. The regulatory capital requirements to be considered well capitalized at that date were 5.0%, 6.0%, and 10.0%, respectively.

The ability of the Company to pay dividends to its shareholders is based upon the ability of the Bank to make capital distributions to the Company. Under OTS safe harbor regulations, the Bank may distribute to the Company capital not exceeding net income for the current calendar year and the prior two calendar years. Through September 30, 2003, the Bank operated under a waiver to the safe harbor regulation as a direct result of its modified dutch auction tender offer, completed in October 2001. Under OTS regulations, because the stock of the Bank was used to secure the loans, the proceeds of which were used to fund the purchase of shares tendered, the Bank received the proceeds of the loans. The Bank then had to distribute the proceeds to the Company. Because the proceeds of the loans and the recurring capital distributions of earnings were in excess of the safe harbor limits, the Bank has requested and received waivers since then to distribute capital to the Company.

In August 2003, the Bank received OTS approval to pay a capital distribution of $81.0 million from the Bank to the Company. The funds from the capital distribution were used to prepay the loans related to the modified dutch auction tender offer. As a result of the $81.0 million capital distribution on October 1, 2003, the Bank is under a new time period for waivers of capital distributions to the Company. The current constraints will lapse on December 31, 2005. The Bank is limited in its ability to move earnings unless it receives a waiver from the OTS. Currently, the Bank has authorization from the OTS to move earnings from the Bank to the Company through the quarter ending June 30, 2004. Since the Bank maintains excess capital, operates in a safe and sound manner and complies with the interest rate risk management guidelines of the OTS, it is management's belief that we will be able to continue to receive waivers to pay, from the Bank to the Company, the earnings of the Bank. At September 30, 2003, the Company had a cash balance of $89.6 million.

Quarterly Results

The following table presents summarized quarterly data for each of the years indicated for Capitol Federal Financial.

Quarterly Financial Data (Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars and Counts in Thousands, Except Per Share Amounts)				
2003					
Total interest and dividend income	$ 129,405	$ 114,080	$ 103,820	$ 94,231	$ 441,536
Net interest and dividend income	42,458	31,527	24,206	16,497	114,688
Gains on sales of loans receivable held for sale	17,246	948	433	322	18,949
Net income	29,166	12,378	7,527	2,960	52,031
Basic earnings per share	0.41	0.18	0.11	0.04	0.74
Diluted earnings per share	0.40	0.17	0.11	0.04	0.72
Dividends paid per share	1.43	0.22	0.23	0.24	2.12
Average number of shares outstanding	70,584	70,434	70,798	70,974	70,699
2002					
Total interest and dividend income	$ 143,067	$ 140,126	$ 138,913	$ 135,026	$ 557,132
Net interest and dividend income	45,572	47,900	47,754	45,163	186,389
Provision for loan losses	100	24	60	--	184
Gains on sales of loans receivable held for sale	--	--	--	10,150	10,150
Net income	20,764	21,698	21,069	26,061	89,592
Basic earnings per share	0.29	0.30	0.29	0.37	1.25
Diluted earnings per share	0.28	0.29	0.29	0.36	1.22
Dividends paid per share	0.17	0.18	0.19	0.20	0.74
Average number of shares outstanding	72,256	71,390	71,661	70,783	71,523

Board of Directors and Stockholders
Capitol Federal Financial and Subsidiary
Topeka, Kansas

We have audited the accompanying consolidated balance sheets of Capitol Federal Financial and Subsidiary (the "Company") as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



December 18, 2003
Kansas City, Missouri

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND 2002 (in thousands)

ASSETS	2003	2002
CASH AND CASH EQUIVALENTS	$ 41,918	$ 452,341
INVESTMENT SECURITIES, Held-to-maturity (Market value of $1,046,693 and $534,769)	1,022,412	500,814
MORTGAGE-RELATED SECURITIES:		
Available-for-sale, at market value (Amortized cost of $2,131,553 and $1,290,643)	2,128,721	1,318,974
Held-to-maturity, at cost (Market value of $821,603 and $1,284,539)	815,453	1,255,906
LOANS RECEIVABLE HELD FOR SALE, at lower of amortized cost or market	4,257	145,657
LOANS RECEIVABLE, Net (Less allowance for loan losses of $4,550 and $4,825)	4,307,440	4,867,569
MORTGAGE SERVICING RIGHTS, Net	5,600	2,547
CAPITAL STOCK OF FEDERAL HOME LOAN BANK, at cost	169,274	163,250
ACCRUED INTEREST RECEIVABLE:		
Loans receivable	17,002	20,933
Mortgage-related securities	13,382	14,682
Investment securities	11,553	7,786
PREMISES AND EQUIPMENT, Net	26,509	23,679
REAL ESTATE OWNED, Net	4,046	2,886
INCOME TAXES RECEIVABLE	10,537	--
OTHER ASSETS	4,440	4,103
TOTAL ASSETS	$ 8,582,544	$ 8,781,127

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND 2002 (in thousands, except share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
LIABILITIES:		
Deposits	$ 4,237,889	$ 4,391,874
Advances from Federal Home Loan Bank	3,200,000	3,200,000
Other borrowings	81,146	101,301
Advance payments by borrowers for taxes and insurance	38,935	40,254
Income taxes payable	--	894
Deferred income taxes, Net	8,346	21,230
Accounts payable and accrued expenses	39,783	38,144
Total liabilities	7,606,099	7,793,697
COMMITMENTS AND CONTINGENCIES (NOTE 14)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding	–	–
Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued as of September 30, 2003 and 2002	915	915
Additional paid-in capital	401,745	393,849
Unearned compensation - Employee Stock Ownership Plan	(21,875)	(22,180)
Unearned compensation - Recognition and Retention Plan	(1,599)	(3,855)
Retained earnings	896,015	883,973
Accumulated other comprehensive (loss) income	(1,758)	17,587
	1,273,443	1,270,289
Treasury stock, 18,203,228 and 17,959,145 shares as of September 30, 2003 and 2002, at cost	(296,998)	(282,859)
Total stockholders' equity	976,445	987,430
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,582,544	$ 8,781,127

See notes to consolidated financial statements. (Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001 (in thousands, except per share amounts)

	2003	2002	2001
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 287,521	$ 371,638	$ 400,599
Mortgage-related securities	115,262	149,417	149,102
Investment securities	31,230	26,131	9,433
Cash and cash equivalents	1,526	1,849	9,374
Capital stock of Federal Home Loan Bank	5,997	8,097	12,232
Total interest and dividend income	441,536	557,132	580,740
INTEREST EXPENSE:			
Deposits	124,517	167,266	211,020
FHLB Advances	199,202	199,139	199,438
Other borrowings	3,129	4,338	--
Total interest expense	326,848	370,743	410,458
NET INTEREST AND DIVIDEND INCOME	114,688	186,389	170,282
PROVISION FOR LOAN LOSSES	--	184	75
NET INTEREST AND DIVIDEND INCOME AFTER PROVISION FOR LOAN LOSSES	114,688	186,205	170,207
OTHER INCOME:			
Retail fees and charges	15,068	11,290	9,249
Loan fees	2,981	1,506	1,634
Insurance commissions	2,130	1,932	2,056
Gains on sales of loans receivable held for sale	18,949	10,150	136
Other, net	4,034	4,679	3,306
Total other income	43,162	29,557	16,381
OTHER EXPENSES:			
Salaries and employee benefits	39,547	38,843	36,118
Occupancy of premises	10,177	10,064	9,832
Office supplies and related expenses	3,939	3,927	3,674
Regulatory and outside services	4,431	3,462	3,929
Deposit and loan transaction costs	5,203	4,758	4,134
Advertising	3,962	4,232	2,960
Federal insurance premium	736	787	784
Other, net	4,565	2,653	1,806
Total other expenses	72,560	68,726	63,237
INCOME BEFORE INCOME TAX EXPENSE	85,290	147,036	123,351
INCOME TAX EXPENSE	33,259	57,444	45,572
NET INCOME	$ 52,031	$ 89,592	$ 77,779
Earnings per share:			
Basic	$ 0.74	$ 1.25	$ 1.01
Diluted	$ 0.72	$ 1.22	$ 0.99

See notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation - Employee Stock Ownership Plan	Unearned Compensation - Recognition and Retention Plan	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount						Shares	Amount	
BALANCE, October 1, 2000	91,512,287	$ 915	$ 385,076	$ (26,214)	$ (8,485)	$ 745,598	$ (300)	9,830,155	$ (110,383)	$ 986,207
Comprehensive Income:										
Net income for the year ended, September 30, 2001						77,779				77,779
Other comprehensive income -										
Changes in unrealized gains/losses on mortgage-related securities available-for-sale, net of deferred income taxes of $(6,766)							11,757			11,757
Total comprehensive income										89,536
Tax benefit of market value change in vested Recognition and Retention Plan shares			664							664
Common stock committed to be released for allocation - Employee Stock Ownership Plan			1,353	2,017						3,370
Acquisition of treasury stock								1,384,500	(20,595)	(20,595)
Treasury stock activity related to Recognition and Retention Plan, net			19		(67)	(9)		(10,000)	21	(36)
Amortization of unearned compensation - Recognition and Retention Plan					2,396					2,396
Stock options exercised			(94)			(26)		(101,650)	1,055	935
Dividends on common stock to stockholders ($0.57 per share)						(14,215)				(14,215)
BALANCE, September 30, 2001	91,512,287	915	387,018	(24,197)	(6,156)	809,127	11,457	11,103,005	(129,902)	1,048,262

See notes to consolidated financial statements.

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Unearned Compensation - Employee Stock Ownership Plan	Unearned Compensation - Recognition and Retention Plan	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount						Shares	Amount	
Comprehensive Income:										
Net income for the year ended, September 30, 2002						89,592				89,592
Other comprehensive income - Changes in unrealized gains/losses on mortgage-related securities available-for-sale, net of deferred income taxes of $(4,159)							6,130			6,130
Total comprehensive income										95,722
Tax benefit of market value change in vested Recognition and Retention Plan shares			1,486							1,486
Common stock committed to be released for allocation - Employee Stock Ownership Plan			2,700	2,017						4,717
Acquisition of treasury stock								7,512,504	(159,657)	(159,657)
Treasury stock activity related to Recognition and Retention Plan, net			143		(77)			(3,000)	30	96
Amortization of unearned compensation - Recognition and Retention Plan					2,378					2,378
Stock options exercised			2,502			(599)		(653,364)	6,670	8,573
Dividends on common stock to stockholders ($0.74 per share)						(14,147)				(14,147)
BALANCE, September 30, 2002	91,512,287	915	393,849	(22,180)	(3,855)	883,973	17,587	17,959,145	(282,859)	987,430

See notes to consolidated financial statements.

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Unearned Compensation - Employee Stock Ownership	Unearned Compensation - Recognition and Retention	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Plan	Plan	Earnings	Income (Loss)	Shares	Amount	Equity
Comprehensive Income:										
Net Income for the year ended, September 30, 2003,						52,031				52,031
Other comprehensive loss -										
Changes in unrealized gains/losses on mortgage-related securities available-for-sale, net of deferred income taxes of $11,818							(19,345)			(19,345)
Total comprehensive income										32,686
Tax benefit of market value change in vested Recognition and Retention Plan shares			2,425							2,425
Common stock committed to be released for allocation - Employee Stock Ownership Plan			3,806	2,016						5,822
Acquisition of treasury stock								688,811	(18,526)	(18,526)
Treasury stock activity related to Recognition and Retention Plan, net			130		(151)			(5,000)	48	27
Amortization of unearned compensation - Recognition and Retention Plan					2,407					2,407
Dividends in excess of debt service cost of the Employee Stock Ownership Plan				(1,711)						(1,711)
Stock options exercised			1,535			(91)		(439,728)	4,339	5,783
Dividends on common stock to stockholders ($2.12 per share)						(39,898)				(39,898)
BALANCE, September 30, 2003	91,512,287	$ 915	$ 401,745	$ (21,875)	$ (1,599)	$ 896,015	$ (1,758)	18,203,228	$ (296,998)	$ 976,445

See notes to consolidated financial statements.

(Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001 (in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 52,031	$ 89,592	$ 77,779
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net loan origination fees capitalized	15,722	9,065	5,084
Amortization of net deferred loan origination fees	(13,145)	(7,078)	(3,493)
Provision for loan losses	--	184	75
(Gains) losses on sales of premises and equipment, net	(19)	12	16
Gains on sales of real estate owned, net	(631)	(352)	(179)
Gains on sales of loans receivable held for sale	(18,949)	(10,150)	(136)
Originations of loans receivable held for sale	(481,033)	(420,066)	(11,708)
Proceeds from sales of loans receivable held for sale	631,266	296,083	20,588
Amortization of mortgage servicing rights	1,353	169	49
Net change in fair value of loan-related commitments	--	(605)	--
Impairment of mortgage servicing rights	848	--	--
Amortization and accretion of premiums and discounts on mortgage-related securities and investment securities	36,661	4,096	4,823
Depreciation and amortization of premises and equipment	3,554	3,317	3,658
Provision for deferred income taxes (benefit)	(480)	(1,956)	286
Amortization of deferred debt issuance costs	193	173	--
Common stock committed to be released for allocation - Employee Stock Ownership Plan	5,822	4,717	3,370
Amortization of unearned compensation - Recognition and Retention Plan	2,407	2,378	2,396
Recognition and Retention Plan shares sold, net of forfeitures	27	96	(36)
Changes in:			
Accrued interest receivable	1,464	3,818	(3,822)
Other assets	(884)	1,521	1,713
Income taxes payable	(7,930)	3,219	710
Accounts payable and accrued expenses	1,657	(2,817)	(5,185)
Net cash provided by (used in) operating activities	229,934	(24,584)	95,988
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of investment securities	75,000	200,000	15,100
Purchases of investment securities	(605,044)	(200,000)	(502,798)
Proceeds from the retirement of capital stock of Federal Home Loan Bank	9,476	1,850	--
Purchases of capital stock of Federal Home Loan Bank	(15,500)	(2,750)	(1,100)
Principal collected on mortgage-related securities available-for-sale	1,467,885	361,676	301,046
Purchases of mortgage-related securities available-for-sale	(2,340,718)	(615,034)	(496,377)
Principal collected on mortgage-related securities held-to-maturity	1,161,718	711,977	564,558
Purchases of mortgage-related securities held-to-maturity	(717,558)	(717,915)	(250,792)
Loan originations, net of principal collected	458,294	160,421	(376,831)
Loan purchases, net of principal collected	97,610	384,623	398,608
Purchases of premises and equipment, net	(6,638)	(4,514)	(2,092)
Proceeds from sales of real estate owned	6,802	3,642	2,737
Net cash (used in) provided by investing activities	(408,673)	283,976	(347,941)

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001 (in thousands)

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	$ (39,898)	$ (14,147)	$ (14,215)
Dividends in excess of debt service cost of the Employee Stock Ownership Plan	(1,711)	--	--
Deposits, net of withdrawals	(153,985)	106,039	329,506
Proceeds from advances from Federal Home Loan Bank	443,000	20,000	--
Repayments of advances from Federal Home Loan Bank	(443,000)	(20,000)	(25,000)
Proceeds from other borrowings	--	117,000	--
Capitalized debt issuance costs	--	(611)	--
Repayments of other borrowings	(20,348)	(15,261)	--
Change in advance payments by borrowers for taxes and insurance	(1,319)	93	1,750
Acquisitions of treasury stock	(18,526)	(159,657)	(20,595)
Stock options exercised	4,103	6,031	935
Net cash (used in) provided by financing activities	(231,684)	39,487	272,381
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(410,423)	298,879	20,428
CASH AND CASH EQUIVALENTS:			
Beginning of year	452,341	153,462	133,034
End of year	$ 41,918	$ 452,341	$ 153,462
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Income tax payments	$ 42,520	$ 62,704	$ 44,810
Interest payments, net of interest credited to deposits of $109,607, $148,295 and $186,019	$ 218,282	$ 223,457	$ 221,329
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Loans transferred to real estate owned	$ 7,187	$ 5,296	$ 2,593
Loans made upon the sale of real estate owned	$ 180	$ 110	$ 98
Tax effect of employee premature disposal of stock options	$ 1,679	$ 2,542	$ --
Originated mortgage servicing rights recorded in conjunction with the sale of loans held for sale	$ 5,254	$ 2,419	$ --
Treasury stock activity related to Recognition and Retention Plan (excluding Recognition and Retention Plan shares sold for employee withholding tax purposes)	$ 48	$ 30	$ 21

See notes to consolidated financial statements.

(Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001 (in thousands, except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Capitol Federal Financial (the "Company") provides a full range of banking services through its wholly-owned subsidiary, Capitol Federal Savings Bank (the "Bank") which has 28 traditional and 7 in-store banking offices serving primarily the entire metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia and Salina, Kansas and a portion of the metropolitan area of greater Kansas City. The Bank emphasizes mortgage lending, primarily originating one-to four-family mortgage loans and providing personal retail financial services. The Bank is subject to competition from other financial institutions and other companies that provide financial services. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The Company is organized as a mid-tier holding company chartered as a federal savings and loan holding company. The Company owns 100% of the stock of the Bank. The Company is majority owned by Capitol Federal Savings Bank MHC (the "MHC"), a federally chartered mutual holding company. At September 30, 2003 MHC owned approximately 71% of the stock of the Company. The Company's ability to pay dividends is dependent, in part, upon its ability to obtain capital distributions from the Bank. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, and general business conditions. Holders of common stock will be entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available for that purpose. Such payment, however, will be subject to the regulatory restrictions set forth by the Office of Thrift Supervision ("OTS"). In addition, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, the Bank. The Bank has a wholly owned subsidiary, Capitol Funds, Inc.. Capitol Funds, Inc. has a wholly owned subsidiary, Capitol Federal Mortgage Reinsurance Corporation ("CFMRC"). CFMRC was formed in August 2002 to serve as a reinsurance company for the private mortgage insurance companies the Bank uses in its normal course of operations. CFMRC assumes the risks of default on loans exceeding a five percent loss and less than a ten percent loss. In return for participation in the mortgage insurance risk, CFMRC receives a portion of the mortgage insurance premium. Significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and amounts due from banks. The Bank has acknowledged informal agreements with banks where they maintain deposits. Under these agreements, service fees charged to the Bank are waived provided certain average compensating balances are maintained throughout each month.

Investment Securities and Mortgage-Related Securities, Held-to-Maturity - Investment securities and certain mortgage-related securities are classified as held-to-maturity as it is management's intent to hold such securities to maturity and the Company has the ability to do so. Such securities are stated at cost and are adjusted for amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in an investment or mortgage-related security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

Mortgage-Related Securities, Available-for-Sale - Mortgage-related securities available-for-sale are recorded at fair value. Unrealized gains or losses on mortgage-related securities available-for-sale are included in accumulated other comprehensive income (loss), net of deferred income taxes. Premiums and discounts are recognized as adjustments to interest income over the life of the securities using the level-yield method. Gains or losses on the disposition of mortgage-related securities available-for-sale are recognized using the specific identification method. Estimated fair values of mortgage-related securities available-for-sale are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in value in a mortgage-related security available-for-sale to be other than temporary, the Bank will include such expense in the consolidated statements of income.

Loans Receivable Held for Sale - Upon origination, the Bank's management designates certain loans receivable as held for sale as management does not intend to hold such loans to maturity. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal adjusted for unamortized deferred loan fees, net of certain direct loan origination costs) or market value. Market values for such loans are determined based on sales commitments or dealer quotations. Gains or losses on such sales are recognized utilizing the specific identification method. Interest, including amortization and accretion of deferred loan fees and costs, is included in interest income on loans receivable.

Loans Receivable - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. The accrual of interest is discontinued when principal or interest payments become doubtful. After the completion of the foreclosure process, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and full payment of principal and interest is expected.

Net loan origination and commitment fees are amortized as a yield adjustment to interest income using the level-yield method over the contractual lives of the related loans.

Provision for Loan Losses - The Bank considers a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units and loans on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

Mortgage Servicing Rights ("MSR") - The right to service loans for others is generally obtained by the sale of loans with servicing retained. Originated MSR are recorded at cost based upon the relative fair value of loans and the servicing rights. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSR are amortized in proportion to and over the estimated period of net servicing income. MSR are carried at cost, and impairment, if any, is recognized through a valuation allowance. MSR are stratified by the underlying loan term and by interest rate. Individual impairment allowances for each stratum are established when necessary and then adjusted in subsequent periods to reflect changes in the valuation of the stratum. The estimated fair value of each MSR stratum is determined through analysis of future cash flows incorporating numerous assumptions including; servicing income, servicing costs, market discount rates, prepayment speeds and other market driven data.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSR. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, prepayments slow down, which generally results in an increase in the fair value of MSR. All assumptions are reviewed on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Capital Stock of Federal Home Loan Bank - Capital Stock of Federal Home Loan Bank is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income.

Premises and Equipment - Land is carried at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on straight-line or accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the assets are as follows:

Buildings and improvements	20-40 years
Furniture, fixtures and equipment	5-10 years

Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Real Estate Owned - Real estate owned represents foreclosed assets held for sale and is initially recorded at the lower of cost or fair value less estimated disposal costs. Adjustments for estimated losses are charged to operations when any decline reduces the fair value to less than carrying value. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed. Gains on the sale of real estate owned are recognized upon disposition of the property to the extent allowable considering the adequacy of the down payment and other requirements.

Income Taxes - The Company files a consolidated income tax return using the accrual basis of accounting.

The Company provides for income taxes using the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Prior to the fiscal year ended September 30, 1997, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs from the bad debt expense used for financial accounting purposes. A deferred tax liability was required to be provided only to the extent the tax bad debt reserve exceeded the September 30, 1988 base year reserve. Retained earnings, as of September 30, 2003, includes approximately $97,108 representing such bad debt reserve for which no deferred income taxes have been provided. *The Small Business Job Protection Act of 1996* (the "Act") required thrifts to recapture any reserves accumulated after 1987, but forgave taxes owed on reserves accumulated prior to 1988. The Bank began recapturing excess reserves beginning with the fiscal year ended September 30, 1999. In addition, under the Act, the Bank is required to use the specific charge-off method for tax purposes in accounting for bad debts beginning with the fiscal year ended September 30, 1997. The recapture of excess reserves is being accounted for as a reduction of the deferred tax liability relating to post-1987 reserves. The Bank has a deferred income tax liability related to the excess reserves of $1,975 and $3,950 as of September 30, 2003 and 2002, respectively.

Revenue Recognition - Interest income, loan fees, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

Stock Option Plan - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows companies to continue under the approach set forth in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," for recognizing stock-based compensation expense in the consolidated financial statements. Companies electing to retain the approach under APB No. 25 are required to disclose pro forma net income and net income per share in the notes to the financial statements, as if they had adopted the fair value accounting method under SFAS No. 123.

The effect on the Company's net income and earnings per share for the years ended September 30, 2003, 2002 and 2001 is presented in the following table as if compensation cost had been determined in accordance with the fair value accounting method prescribed under SFAS No. 123.

	2003	2002	2001
Net income:			
As reported	$ 52,031	$ 89,592	$ 77,779
Pro forma	51,194	88,773	76,907
Net income per share:			
As reported:			
Basic	0.74	1.25	1.01
Diluted	0.72	1.22	0.99
Pro forma:			
Basic	0.72	1.24	1.00
Diluted	0.71	1.21	0.97

The fair value of the stock option grants were estimated on the date of the grant using the Black Scholes option pricing model. The weighted average grant-date fair value of stock options granted during fiscal years 2003, 2002 and 2001 was $4.93, $4.74 and $3.46 per share, respectively. The following weighted average assumptions were used for option grants made during the years ended September 30, 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.9 %	4.8 %	5.6 %
Expected life (years)	7	7	7
Expected volatility	24 %	24 %	22 %
Dividend yield	5.4 %	4.5 %	3.4 %

Estimates - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for loan losses, valuation of mortgage servicing rights and the fair values of financial instruments. Actual results could differ from those estimates.

Derivative Instruments - The Company enters into fixed commitments to originate and sell loans held for sale when the market conditions are appropriate.. Pursuant to clarifying guidance issued in April 2002, such commitments are considered derivative instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of Financial Accounting Standards Board ("FASB") Statement No. 133." These standards require the recognition of all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. As of September 30, 2003 the Company had no mortgage loans held for sale and therefore had no loan-related commitments. As of September 30, 2002, the net fair value of loan-related commitments was $605.

Significant Group Concentrations of Credit Risk - The majority of the Bank's activities are with customers located within the metropolitan areas of eastern Kansas and a portion of the metropolitan area of greater Kansas City. The Bank regularly purchases variable rate mortgage loans from a nationwide lender which reduces geographic concentration of credit risk.

New Statements of Financial Accounting Standards - In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for the Company's 2003 fiscal year. The Company adopted the disclosure provisions of SFAS No. 148 during fiscal year 2003.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for the Company's quarters ending after March 31, 2003 and have been considered herein. The Company's adoption of the recognition and measurement provisions of FIN No. 45 did not have a significant impact on its consolidated financial statements.

During the years ended September 30, 2003 and 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions", SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," and FIN No. 46, "Consolidation of Variable Interest Entities." The Company's adoption of these standards did not or are not expected to have a significant impact on its consolidated financial statements.

In June 2003, the American Institute of Certified Public Accountants ("AICPA") issued a Proposed Statement of Position ("Proposed SOP"), "Allowance for Credit Losses." The Proposed SOP addresses the recognition, measurement and disclosure by creditors of the allowance for credit losses related to all loans, as defined in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," with certain exceptions as noted in the Proposed SOP. The Proposed SOP provides guidance on how companies should determine the allowance for credit losses in accordance with SFAS No. 5, "Accounting for Contingencies;" SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures"); and FIN No. 14, "Reasonable Estimation of the Amount of a Loss." The effect of initially applying the provisions of this Proposed SOP will be reported as a change in accounting estimate. The provisions of the Proposed SOP would be effective for the Company's 2005 fiscal year, with early application permitted. The Company is currently evaluating the impact of applying the provisions of this Proposed SOP on the Company's consolidated financial statements.

Earnings Per Share - The Company accounts for the shares acquired by its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position ("SOP") 93-6 and the shares acquired for its Recognition and Retention Plan in a manner similar to the ESOP shares; shares acquired by the ESOP and the Recognition and Retention Plan are not considered in the basic average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations.

	2003	2002	2001
Net income	$ 52,031	$ 89,592	$ 77,779
Average common shares outstanding	68,930,542	70,212,293	76,283,335
Allocated ESOP shares	882,788	681,150	479,512
Vested Recognition and Retention Plan shares	885,414	629,392	373,392
Total basic average common shares outstanding	70,698,744	71,522,835	77,136,239
Effect of dilutive Recognition and Retention Plan Shares	307,294	440,442	468,495
Effect of dilutive stock options	1,386,043	1,616,139	1,339,052
Total diluted average common shares outstanding	72,392,081	73,579,416	78,943,786
Net earnings per share:			
Basic	$ 0.74	$ 1.25	$ 1.01
Diluted	$ 0.72	$ 1.22	$ 0.99

Reclassifications - Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements in order to conform with the 2003 presentation.

2. INVESTMENT SECURITIES HELD-TO-MATURITY

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Agency notes:				
Federal Farm Credit Bank	$ 70,207	$ 195	$ --	$ 70,402
Federal National Mortgage Association	412,343	7,343	2,302	417,384
Federal Home Loan Mortgage Corporation	332,763	5,156	--	337,919
Federal Home Loan Bank	207,099	13,889	--	220,988
	$ 1,022,412	$ 26,583	$ 2,302	$ 1,046,693

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Agency notes:				
Federal Farm Credit Bank	$ 25,016	$ 948	$ --	$ 25,964
Federal National Mortgage Association	101,591	8,233	--	109,824
Federal Home Loan Mortgage Corporation	91,621	6,461	--	98,082
Federal Home Loan Bank	282,586	18,313	--	300,899
	$ 500,814	$ 33,955	$ --	$ 534,769

The amortized cost and estimated market value of the investment securities held-to-maturity by remaining contractual maturity are as follows:

	September 30, 2003	
	Amortized Cost	Estimated Market Value
One year or less	$ 473,272	$ 476,190
One year through five years	549,140	570,503
	$ 1,022,412	$ 1,046,693

As of September 30, 2003, the Bank has pledged investment securities held-to-maturity with an amortized cost of $39,808 and an estimated market value of $43,301 to public unit depositors of the Bank.

All dispositions of investment securities held-to-maturity during 2003, 2002 and 2001 were the result of maturities.

3. MORTGAGE-RELATED SECURITIES AVAILABLE-FOR-SALE

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Pass through certificates:				
Federal National Mortgage Association	$ 1,353,787	$ 5,158	$ 10,282	$ 1,348,663
Federal Home Loan Mortgage Corporation	777,766	5,721	3,429	780,058
	$ 2,131,553	$ 10,879	$ 13,711	$ 2,128,721

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Pass through certificates:				
Federal National Mortgage Association	$ 501,981	$ 9,982	$ 250	$ 511,713
Federal Home Loan Mortgage Corporation	788,662	18,641	42	807,261
	$1,290,643	$ 28,623	$ 292	$ 1,318,974

The amortized cost and estimated market value of mortgage-related securities available-for-sale by remaining contractual maturity are as follows:

	September 30, 2003	
	Amortized Cost	Estimated Market Value
One year or less	$ 5	$ 5
One year through five years	26,148	26,615
Five years through ten years	44,461	48,216
Ten years and thereafter	2,060,939	2,053,885
	$ 2,131,553	$ 2,128,721

Actual maturities of mortgage-related securities may differ from scheduled maturities as borrowers have the right to prepay certain obligations, sometimes without penalties. Maturities of mortgage-related securities depend on the repayment characteristics and experience of the underlying financial instruments.

As of September 30, 2003, the Bank has pledged mortgage-related securities available-for-sale as collateral with an amortized cost of $610 and estimated market value of $622 to the Federal Reserve Bank for treasury, tax and loan requirements.

All dispositions of mortgage-related securities available-for-sale during 2003, 2002 and 2001 were the result of principal repayments or maturities.

4. MORTGAGE-RELATED SECURITIES HELD-TO-MATURITY

	September 30, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Pass through certificates:				
Federal National Mortgage Association	$ 301,669	$ 2,662	$ 966	$ 303,365
Federal Home Loan Mortgage Corporation	470,262	6,223	4,013	472,472
Government National Mortgage Association	43,522	2,244	--	45,766
	$ 815,453	$ 11,129	$ 4,979	$ 821,603

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Pass through certificates:				
Federal National Mortgage Association	$ 743,855	$ 14,579	$ 5	$ 758,429
Federal Home Loan Mortgage Corporation	341,474	7,884	--	349,358
Government National Mortgage Association	170,577	6,175	--	176,752
	$ 1,255,906	$ 28,638	$ 5	$ 1,284,539

The amortized cost and estimated market value of mortgage-related securities held-to-maturity by remaining contractual maturity are as follows:

	September 30, 2003	
	Amortized Cost	Estimated Market Value
One year or less	$ --	$ --
One year through five years	125,273	121,698
Five years through ten years	--	--
Ten years and thereafter	690,180	699,905
	$ 815,453	$ 821,603

Actual maturities of mortgage-related securities may differ from scheduled maturities as borrowers have the right to prepay certain obligations, sometimes without penalties. Maturities of mortgage-related securities depend on the repayment characteristics and experience of the underlying financial instruments.

All dispositions of mortgage-related securities held-to-maturity during 2003, 2002 and 2001 were the result of principal repayments or maturities.

5. LOANS RECEIVABLE, Net

	2003	2002
Mortgage loans:		
Residential - one- to-four units	$ 4,069,197	$ 4,612,543
Residential - five or more units	38,464	45,985
Construction and development	48,537	48,023
Commercial	7,881	5,514
	4,164,079	4,712,065
Other loans:		
Home equity, auto and other	179,883	185,840
Deposits	10,963	11,931
	190,846	197,771
Less:		
Undisbursed loan funds	27,039	21,764
Allowance for loan losses	4,550	4,825
Unearned loan fees and deferred costs	15,896	15,678
Loans receivable, net	$ 4,307,440	$ 4,867,569

The Bank originated $5,773, $1,405 and $270 of commercial real estate and business loans during the years ended September 30, 2003, 2002 and 2001, respectively.

The Bank originates and purchases both adjustable and fixed rate loans. The approximate composition of these loans is as follows:

September 30, 2003

Fixed Rate		Adjustable Rate	
Term to Maturity	Book Value	Term to Rate Adjustment	Book Value
1 mo. - 1 yr.	$ 10,502	1 mo. - 1 yr.	$ 462,998
1 yr. - 3 yrs.	10,948	1 yr. - 3 yrs.	364,409
3 yrs. - 5 yrs.	25,708	3 yrs. - 5 yrs.	413,711
5 yrs. - 10 yrs.	351,910		$ 1,241,118
10 yrs. - 20 yrs.	1,226,960		
Over 20 yrs.	1,487,779		
	$ 3,113,807		

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one year constant maturity treasury index, National Average Contract Mortgage Rate, or the Cost-of-Funds for the 11th District of the Federal Home Loan Bank System.

The Bank is subject to numerous lending-related regulations. Under FIRREA, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500. As of September 30, 2003, the Bank is in compliance with this limitation.

A summary of the activity in the allowance for loan losses is as follows:

	2003	2002	2001
Balance, beginning of year	$ 4,825	$ 4,837	$ 4,596
Provision charged to expense	--	184	75
Losses charged against the allowance for loan losses	(297)	(199)	(91)
Recoveries of loans previously charged against the allowance for loan losses	22	3	257
Balance, end of year	$ 4,550	$ 4,825	$ 4,837

The following is a summary of information pertaining to impaired loans:

	2003	2002
Impaired loans without a valuation allowance	$ 5,494	$ 5,082
Impaired loans with a valuation allowance	65	--
	$ 5,559	$ 5,082
Valuation allowance related to impaired loans	$ 12	$ –

	2003	2002	2001
Average investment in impaired loans	$ 5,706	$ 4,407	$ 2,588
Interest income recognized on impaired loans	$ 70	$ 71	$ 56

No additional funds are committed to be advanced in connection with impaired loans.

As of September 30, 2003, 2002 and 2001, loans totaling approximately $8,944, $7,974 and $6,660, respectively, were on nonaccrual status. Gross interest income would have increased by $150, $122, and $75 for the years ended September 30, 2003, 2002 and 2001, respectively, if nonaccrual status loans were not classified as such.

The Bank did not engage in troubled debt restructuring in fiscal year 2003. During fiscal year 2002, the Bank modified the loan covenants on one commercial loan with a loan balance of $5,043 on the modification date. The rate and term of the loan remained the same. The loan was not delinquent at the time of modification. The Bank did not engage in any troubled debt restructurings during the years ended September 30, 2002 and 2001.

Aggregate loans to executive officers, directors and their associates were approximately $3,400 and $1,900, respectively, and did not exceed 5% of stockholders' equity as of September 30, 2003 and 2002. Management believes such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

As of September 30, 2003 and 2002, the Bank was servicing loans for others aggregating approximately $737,914 and $470,411, respectively. Such loans are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees withheld from investors and certain charges collected from borrowers, such as late payment fees. The Bank held borrowers' escrow balances on loans serviced for others of $7,611 and $7,010 as of September 30, 2003 and 2002, respectively.

6. MORTGAGE SERVICING RIGHTS, Net

The Bank services real estate loans for investors that are not included in the accompanying consolidated financial statements. The activity of MSR for the periods indicated and the ending balances of MSR and the respective fair values at the periods ended are summarized as follows:

	2003	2002
Beginning balance	$ 2,547	$ 297
Originated MSR recorded as a result of loan sales	5,254	2,419
Amortization expense	(1,353)	(169)
Balance before impairment loss and valuation adjustment	6,448	2,547
Impairment loss	(235)	--
Valuation adjustment	(613)	--
Ending balance	$ 5,600	$ 2,547
Fair value of MSR	$ 5,919	$ 2,583

The following compares the key assumptions used in measuring the fair values of MSR at the periods presented:

	2003	2002
Weighted average prepayment speed (CPR)	14.1	10.1
Discount rate	3.44%	4.74%

As of September 30, 2003 the valuation allowance on MSR was $613. As of September 30, 2002 no valuation allowance on MSR was recorded. As of September 30, 2003, estimated future MSR amortization through 2008 is: $1,135, $761, $529, $379 and $276 for fiscal years ending 2004, 2005, 2006, 2007 and 2008, respectively. Actual results will vary depending upon the amount and timing of repayments on the loans currently serviced. The amortization expense, impairment loss and valuation adjustment of MSR is included in Other Expenses under Other, net in the consolidated statements of income.

7. PREMISES AND EQUIPMENT, Net

	2003	2002
Land	$ 7,141	$ 7,348
Building and improvements	30,977	28,295
Furniture, fixtures and equipment	27,812	25,026
	65,930	60,669
Less accumulated depreciation	39,421	36,990
Premises and equipment, net	$ 26,509	$ 23,679

Depreciation and amortization expense for the years ended September 30, 2003, 2002 and 2001 was $3,554, $3,317 and $3,658, respectively.

Certain Bank facilities and equipment are leased under various operating leases. Rental expense was $746, $760 and $708 for the years ended September 30, 2003, 2002 and 2001, respectively. Future minimum rental commitments under noncancellable leases are:

2004	$ 672
2005	585
2006	464
2007	453
2008	338
Thereafter	2,494

8. DEPOSITS

	2003		2002	
	Amount	Average Rate	Amount	Average Rate
Passbook and demand deposits:				
NOW and PS	$ 374,506	0.26%	$ 344,979	.43%
Passbook and Passcard	119,532	0.65%	107,500	.99%
Money Market Select	928,260	1.28%	808,162	1.90%
	1,422,298		1,260,641	
Certificates of deposit:				
0.00% to 0.99%	104	0.60%	--	--%
1.00% to 1.99%	709,092	1.65%	66,769	1.80%
2.00% to 2.99%	708,644	2.27%	649,084	2.56%
3.00% to 3.99%	747,269	3.64%	990,172	3.53%
4.00% to 4.99%	251,367	4.67%	592,173	4.41%
5.00% to 5.99%	216,106	5.19%	395,886	5.26%
6.00% to 6.99%	183,009	6.59%	437,149	6.50%
	2,815,591		3,131,233	
	$ 4,237,889		$ 4,391,874	
Weighted average interest rate on deposits		2.45%		3.32%

As of September 30, 2003, certificates of deposit mature as follows:

2004	$ 1,649,896
2005	543,863
2006	343,519
2007	234,731
2008	37,770
Thereafter	5,812
	$ 2,815,591

A summary of interest expense by deposit type is as follows:

	2003	2002	2001
Passbook and Passcard savings deposits	$ 916	$ 1,205	$ 1,962
NOW accounts and money market demand deposits	15,034	18,474	27,589
Certificates of deposit	108,567	147,587	181,469
	$ 124,517	$ 167,266	$ 211,020

The amount of non-interest bearing deposits was $54,346 and $49,856 as of September 30, 2003 and 2002, respectively. The aggregate amount of deposit accounts with a balance of $100 or greater was approximately $759,552 and $721,250 as of September 30, 2003 and 2002, respectively, of which certificates of deposit with a minimum denomination of $100 was $431,942 and $472,309 as of September 30, 2003 and 2002, respectively. Deposits in excess of $100 are not insured by the Federal Deposit Insurance Corporation (the "FDIC").

9. ADVANCES FROM FEDERAL HOME LOAN BANK

2003				2002		
Fiscal Year Maturity	Amount	Average Interest Rate		Fiscal Year Maturity	Amount	Average Interest Rate
2008	$ 225,000	5.68 %		2008	$ 225,000	5.68 %
2009	725,000	5.60 %		2009	725,000	5.60 %
2010	2,250,000	6.35 %		2010	2,250,000	6.35 %
	$ 3,200,000	6.14 %			$ 3,200,000	6.14 %

Actual maturities of the advances may differ from scheduled maturities as Federal Home Loan Bank has the right to convert the advances from fixed to floating rate. The Bank would then have the option to prepay the advances without penalty. The conversion dates range from years 2004 to 2005, with each advance having only one conversion date. The Bank may refinance the advance from the two week advance rate at each respective conversion date, if Federal Home Loan Bank first exercises its' option to convert the fixed rate borrowing. The advances are collateralized by a blanket pledge agreement, including all capital stock of Federal Home Loan Bank of Topeka.

10. OTHER BORROWINGS

During June of 2001 the Board approved a modified dutch auction tender offer ("Tender") to repurchase up to eight million shares of outstanding stock from the Company's shareholders. On August 15, 2001, the Company initiated the Tender, which closed on October 5, 2001. At the close of the offering period, the Company purchased 5,852,596 shares of the Company's stock for $117,052. The purchase of common stock from the shareholders was completed on October 15, 2001.

In connection with the Tender, the Company borrowed a cumulative amount of $117,000 from two unrelated financial institutions on October 15, 2001 to fund the purchase of shares. Debt issuance costs aggregating $611 were capitalized in conjunction with these borrowings. The terms of each loan include a six-year repayment period with equal principal payments of $5,087 due quarterly, with interest based upon the prime lending rate or LIBOR, plus 175 basis points. Generally, the Company has chosen to have the debt priced off of LIBOR. There are no prepayment penalties. There are certain financial and non-financial debt covenants with which the Company must comply. As of September 30, 2003, the Company believes it was in compliance with all such covenants. The Company pledged the common stock of the Bank as collateral for the loans.

	2003	
	Amount	Average Interest Rate
Amount to reprice in October 2003	$ 81,391	2.93%
Capitalized debt issuance costs	(245)	
	$ 81,146	2.93%

On October 1, 2003, the Company paid off the balance in other borrowings utilizing a capital distribution from the Bank of $81.0 million.

11. INCOME TAXES

Income tax expense (benefit) consists of the following:

	2003	2002	2001
Current	$ 33,739	$ 59,400	$ 45,286
Deferred	(480)	(1,956)	286
	$ 33,259	$ 57,444	$ 45,572

Income tax expense has been provided at effective rates of 39.0%, 39.1% and 36.9% for the years ended September 30, 2003, 2002 and 2001, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense result from the following:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Federal income tax expense computed at statutory rate	$ 29,852	35.0%	$ 51,463	35.0%	$ 43,173	35.0%
Increases (decreases) in taxes resulting from:						
State taxes, net of Federal income tax benefit	2,466	2.9	4,236	2.9	3,577	2.9
Other	941	1.1	1,745	1.2	(1,178)	(1.0)
	$ 33,259	39.0%	$ 57,444	39.1%	$ 45,572	36.9%

Deferred income tax expense (benefit) results from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

	2003	2002	2001
Foundation contribution	$ –	$ –	$ 3,361
Depreciation	707	178	122
Bad debts reserve	(1,975)	(1,975)	(1,974)
Allowance for loan losses	220	210	83
Accrued interest on savings	43	54	16
Salaries and employee benefits	191	(557)	153
Deferred loan fees and costs	153	53	38
Deferred compensation plans	(46)	(145)	(821)
Mortgage servicing rights	2,124	–	–
Fair value of mortgage loan related commitments	(230)	230	–
ESOP compensation	(155)	(626)	–
Other	(1,512)	622	(692)
	$ (480)	$ (1,956)	$ 286

The components of the net deferred income tax liability as of September 30, 2003 and 2002 are as follows:

	2003	2002
Deferred income tax assets:		
Salaries and employee benefits	$ 1,727	$ 1,918
Allowance for loan losses	--	191
Deferred loan fees and costs	18	171
Accrued interest on savings	109	152
Change in market value of vested Recognition and Retention Plan shares	2,050	1,464
Deferred compensation plans	1,012	966
ESOP compensation	781	626
Unrealized loss on mortgage-related securities available-for-sale	1,074	--
Other	1,575	54
Gross deferred tax assets	8,346	5,542
Deferred income tax liabilities:		
Federal Home Loan Bank stock dividends	10,486	10,486
Allowance for loan losses	29	--
Bad debt reserve	1,975	3,950
Depreciation	1,649	942
Prepaid expenses	178	121
Mortgage servicing rights	2,124	--
Unrealized gain on mortgage-related securities available-for-sale	--	10,744
Fair value of mortgage loan related commitments	--	230
Other	251	299
Gross deferred tax liabilities	16,692	26,772
Net deferred tax liabilities	$ 8,346	$ 21,230

12. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan - The Bank has a profit sharing trust which covers all employees with a minimum of two years of service and at least 1,000 hours of employment each year. This plan provides for two types of discretionary contributions to the profit sharing plan. The first type is a Bank contribution between 0.5% and 5% of an eligible employee's base compensation during the fiscal year. The second contribution may be between 0.5% and 10% of an eligible employee's base compensation during the fiscal year if the employee matches 50% (on an after-tax basis) of the Bank's contribution. The employee match can not exceed 5% of the employee's annual base compensation. The profit sharing plan permits additional employee contributions, per formula, not to exceed 10% of the employee's annual compensation. Total profit sharing expense amounted to $132, $901 and $744 for the years ended September 30, 2003, 2002 and 2001, respectively.

Bonus Plans - The Company and the Bank have a short-term performance plan and a deferred incentive bonus plan. The short-term performance plan has a component tied to Company performance and individual participant performance. Individual performance criteria are established by executive management for eligible employees of the Bank. Company performance criteria are approved by the Compensation Committee of the Board of Directors (the "Committee"). Short-term performance plan awards are granted based upon a performance review by the Committee. The deferred incentive bonus plan is intended to operate in conjunction with the short-term performance plan. A participant of the deferred incentive bonus plan can elect to defer into an account, with a portion of the earnings on the deferral tied to the performance of the Company's stock and a portion that is a cash percentage match of the amount deferred, between $2 and 50% of the short-term performance plan award up to but not exceeding $100. The deferral period is three years. The total amount of short-term performance plan awards provided for the years ended September 30, 2003, 2002 and 2001, amounted to $550, $1,901 and $1,912, of which $44, $385 and $376 was deferred under the deferred incentive bonus plan. During fiscal years 2003, 2002 and 2001 the amount expensed in conjunction with the earnings on the deferred amounts was $782, $288 and $155, respectively. The deferrals and returns on the deferrals will be paid in 2004, 2005 and 2006, respectively.

Employee Stock Ownership Plan - The Bank has an ESOP for the benefit of the Bank employees who meet the eligibility requirement which includes having completed 1,000 hours of service within a 12 month period. The ESOP Trust acquired 3,024,574 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company.

The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company.

The loan referred to above bears interest at a fixed rate of 5.80% with interest payable annually and future principal and interest payable in fifteen fixed installments of $2,991. Payments of $2,991 consisting of principal of $1,609, $1,520 and $1,438 and interest of $1,382, $1,471 and $1,553 were made on September 30, 2003, 2002 and 2001, respectively. The loan is secured by the shares of the stock purchased.

As the debt is repaid, 201,638 shares are released from collateral annually at September 30 and allocated to qualified employees based on the proportion of their compensation to total qualifying compensation. The Company accounts for its ESOP in accordance with SOP 93-6. Accordingly, the shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheet. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense related to the ESOP was $7,533, $4,717 and $3,370 for the years ended September 30, 2003, 2002 and 2001, respectively. Dividends on unallocated ESOP shares are recorded as a reduction of debt.

During the fiscal year ended September 30, 2003, there was $1.7 million of dividends paid on unallocated ESOP shares in excess of the scheduled debt repayment, resulting in excess cash in the ESOP at September 30, 2003. Participants that were fully vested were given the option to receive the excess dividend in cash or leave the excess dividend in the ESOP. Participants that were not fully vested were required to leave the excess dividend in the ESOP. The excess dividends left in the ESOP will be reinvested in Company stock, purchased in the open market at then current market prices on or about the date of the disbursement to participants who opted to take the excess dividend in cash. The cash dividend, to fully vested participants, will be disbursed during the first quarter of fiscal year 2004.

During the fiscal year ended September 30, 2002, the Bank amended its ESOP plan to allow for the direct payment of the dividends received on allocated Company stock held in the participants' accounts. During fiscal year 2003, dividends of $1,615 were credited to participants in the plan with $1,059 disbursed in November 2003 to fully vested participants as of September 30, 2002. During fiscal year 2002, dividends of $448 were credited to participants in the plan with $374 disbursed in October 2002 to fully vested participants as of September 30, 2001.

Shares can be withdrawn from the ESOP Trust due to retirement, termination or death of the participant. Following is a summary of shares held in the ESOP Trust as of September 30, 2003 and 2002:

	2003	2002
Allocated shares	941,887	771,677
Unreleased shares	2,016,384	2,218,022
Total ESOP shares	2,958,271	2,989,699
Fair value of unreleased shares	$ 59,100	$ 49,151

Recognition and Retention Plan – The Company maintains a Recognition and Retention Plan ("RRP"), the objective of which is to enable the Bank to retain personnel of experience and ability in key positions of responsibility. Employees of the Bank are eligible to receive benefits under the RRP at the sole discretion of the Stock Benefits Committee, a sub-committee of the Compensation Committee. The RRP is managed by trustees who are non-employee directors of the Bank. The total number of shares eligible to be granted under the RRP is 1,512,287.

Following is a summary of RRP shares granted since inception:

Grant Date	Number of Shares	Value of Shares	Vesting Period
April 18, 2000	1,280,000	$11,480	April 18, 2000 - April 18, 2004
October 24, 2000	10,000	141	October 24, 2000 - October 24, 2004
June 18, 2002	3,000	77	June 18, 2005 - June 18, 2008
September 23, 2003	5,000	151	September 23, 2003 - September 23, 2007

Compensation expense in the amount of the fair market value of the common stock at the date of the grant, as defined by the RRP, to the employee will be recognized over the period during which the shares vest. A recipient of such restricted stock will be entitled to all voting and other stockholder rights (including the right to receive dividends on vested and nonvested shares), except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow by the Company. If a holder of such restricted stock terminates employment for reasons other than death or disability, the employee forfeits all rights to the nonvested shares under restriction. If the participant's service terminates as a result of death, disability, or a change in control of the Bank, all restrictions expire and all shares allocated become unrestricted.

Stock Option Plan - The Company maintains a Stock Option and Incentive Plan (the "Option Plan"). Pursuant to the Option Plan, 3,780,718 shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company from time to time under the Option Plan. The Company may issue both incentive and nonqualified stock options under the Option Plan. The incentive stock options expire in ten years and the nonqualified stock options expire in fifteen years from the date of grant. The date on which the options are first exercisable is determined by the Stock Benefits Committee. The vesting period of the options range from three to five years. The option price is equal to the market value at the date of grant as defined by the Option Plan. The purpose of the Option Plan is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Company.

The Option Plan is administered by the Stock Benefits Committee and selects the employees and non-employee directors to whom options are to be granted and the number of shares to be granted. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. In the case of any employee or non-employee director who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. The exercise price may be paid in cash, shares of the common stock, or a combination of both.

A summary of option activity for the years ended September 30, 2003, 2002 and 2001 follows:

	2003		2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year:	2,362,986	$ 9.64	2,991,450	$ 9.31	3,047,900	$ 9.22
Granted	51,000	29.80	50,000	24.46	48,400	14.97
Forfeited	(12,900)	(13.82)	(25,100)	(10.31)	(3,200)	(9.22)
Exercised	(439,728)	(9.33)	(653,364)	(9.26)	(101,650)	(9.22)
Options outstanding at end of year	1,961,358	10.20	2,362,986	9.64	2,991,450	9.31
Options exercisable at end of year	1,329,298		1,123,646		1,143,430	

13. DEFERRED COMPENSATION

The Bank has deferred compensation agreements with certain officers and retired officers whereby stipulated amounts will be paid to them over a period of 20 years upon their retirement or termination. Amounts accrued under these agreements aggregate $808 and $898 as of September 30, 2003 and 2002, respectively, and are accrued over the period of active employment and either have been or will be funded by life insurance contracts.

14. COMMITMENTS AND CONTINGENCIES

The Bank had commitments outstanding to originate and purchase first and second mortgage loans as of September 30, 2003 and 2002 as follows:

	2003	2002
Fixed rate (interest rates ranging from 4.50% to 8.50% and 5.00% to 9.00%, respectively, at September 30, 2003 and 2002)	$ 96,857	$ 141,396
Variable rate	77,254	127,984
	$ 174,111	$ 269,380

There are no loan-related commitments that meet the definition of derivatives as of September 30, 2003. As of September 30, 2002, the fair value of loan-related commitments that met the definition of derivatives was $605.

As of September 30, 2003, the Bank had commitments to originate non-mortgage loans approximating $4,945 of which approximately $231 were fixed-rate (interest rates ranging from 7.99% to 14.00%) and $4,714 were variable rate commitments. As of September 30, 2002, the Bank had commitments to originate non-mortgage loans approximating $5,690 of which approximately $260 were fixed-rate (interest rates ranging from 8.00% to 14.00%) and $5,430 were variable rate commitments.

As of September 30, 2003, the Bank did not have any commitments to sell mortgage loans. As of September 30, 2002, the Bank had commitments to sell fixed rate mortgage loans in the amount of $105,872.

Commitments to originate mortgage and non-mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Some of the commitments are expected to expire without being fully drawn upon, therefore the amount of total commitments disclosed above does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty.

The Bank has approved, but unused, home equity lines of credit of approximately $269,000 and $253,000 at September 30, 2003 and 2002, respectively. Approval of lines of credit is based upon underwriting standards that do not allow total borrowings, including existing mortgages and lines of credit, to exceed 100% of the estimated market value of the customer's home.

The Bank has outstanding letters of credit of $17 and $169 at September 30, 2003 and 2002, respectively.

15. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1 total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003 and 2002, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of September 30, 2003:						
Total capital (to risk weighted assets)	$ 953,231	29.1 %	$ 262,029	8.0 %	$ 327,536	10.0 %
Core capital (to adjusted tangible assets)	949,350	11.0	258,480	3.0	430,800	5.0
Tangible capital (to tangible assets)	949,350	11.0	129,240	1.5	N/A	N/A
Tier I capital (to risk weighted assets)	949,350	29.0	N/A	N/A	196,521	6.0
As of September 30, 2002:						
Total capital (to risk weighted assets)	$ 958,273	26.9 %	$ 285,114	8.0 %	$ 356,392	10.0 %
Core capital (to adjusted tangible assets)	953,523	10.9	263,661	3.0	439,435	5.0
Tangible capital (to tangible assets)	953,523	10.9	131,830	1.5	N/A	N/A
Tier I capital (to risk weighted assets)	953,523	26.8	N/A	N/A	213,835	6.0

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of September 30, 2003 and 2002 is as follows:

	2003	2002
Total equity as reported under GAAP	$ 948,152	$ 971,110
Adjustments for regulatory capital:		
Unrealized losses (gains) on mortgage-related securities available-for-sale	1,758	(17,587)
Other	(560)	–
Total tangible and core capital	949,350	953,523
Allowance for loan losses	4,550	4,825
Other	(669)	(75)
Total risk based capital	$ 953,231	$ 958,273

Under OTS regulations, there are limitations on the amount of capital the Bank may distribute to the Company. Generally, this is limited to the earnings of the previous two calendar years and the earnings of the current year-to-date. Currently, the Bank operates under a waiver to these regulations because of capital distributions from the Bank to the Company during the current and prior two calendar years. Because the Bank complies with OTS regulations regarding interest rate risk, capital ratios and operates in a safe and sound manner, it is management's opinion that the Bank will continue to receive waivers until the time period constraints have lapsed, which will occur on December 31, 2005. Currently, the Bank's waiver allows it to move the earnings of the Bank to the Company through June 30, 2004.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair value amounts have been determined by the Company using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair values of the Company's financial instruments as of September 30, 2003 and 2002 are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 41,918	$ 41,918	$ 452,341	$ 452,341
Investment securities held-to-maturity	1,022,412	1,046,693	500,814	534,769
Mortgage-related securities:				
Available-for-sale	2,128,721	2,128,721	1,318,974	1,318,974
Held-to-maturity	815,453	821,603	1,255,906	1,284,539
Loans receivable held for sale	4,257	4,257	145,657	148,493
Loans receivable	4,307,440	4,492,374	4,867,569	5,161,457
Mortgage servicing rights	5,600	5,919	2,547	2,583
Loan-related commitments	--	--	605	605
Capital Stock of Federal Home Loan Bank	169,274	169,274	163,250	163,250
Liabilities:				
Deposits	4,237,889	4,286,089	4,391,874	4,466,847
Advances from Federal Home Loan Bank	3,200,000	3,684,757	3,200,000	3,741,180
Other borrowings	81,146	81,146	101,301	101,301

	2003		2002	
	Contract or Notional Amount	Estimated Unrealized Gain	Contract or Notional Amount	Estimated Unrealized (Loss)
Off-balance sheet financial instruments:				
Commitments to originate and purchase First and second mortgage loans	$ 174,111	$ 1,942	$ 269,380	$ (559)
Commitments to originate Non-mortgage loans	4,945	--	5,690	(65)

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents are reasonable estimates of their fair value.

Investment Securities and Mortgage-Related Securities - Estimated fair values of investment securities and mortgage-related securities are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Loans Receivable Held for Sale - Estimated fair values of loans receivable held for sale are determined based on sales commitments or dealer quotations.

Loans Receivable - Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as single family residential mortgages, multi-family residential mortgages, nonresidential and installment loans. Each loan category is further segmented into fixed and variable interest rate categories. Future cash flows of these loans are discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

Mortgage Servicing Rights - The estimated fair value of MSR is determined through a discounted analysis of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates and prepayment speeds.

Capital Stock of Federal Home Loan Bank - The carrying value of capital stock of Federal Home Loan Bank approximates its fair value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank are determined by discounting the future cash flows of existing advances using the forward yield curve and pricing the option value for each advance.

Other Borrowings – The other borrowings are variable rate. The carrying value of other borrowings approximates its fair value.

Loan-related Commitments - The estimated fair value of commitments to originate loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The estimated fair value of commitments to purchase or sell loans held for sale is based on the change in the market price of the pass-through rate from the commitment date to the reporting date.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. SUBSEQUENT EVENTS

On October 29, 2003, the Board of Directors declared a quarterly cash dividend of $0.50 per share, payable on November 21, 2003 to stockholders of record on November 7, 2003. On November 10, 2003, the Board of Directors declared a year end dividend of $0.81 per share, payable on December 5, 2003 to stockholders of record on November 21, 2003.

On November 21, 2003 the Board of Directors approved the use of interest rate swaps, up to a total notional amount of $875,000, to hedge the interest rate risk associated with the Company's fixed rate FHLB advances. The Company intends to enter into interest rate swap agreements in conjunction with fair value hedges during December 2003.

18. PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The Company serves as the holding company for the Bank (Note 1). The Company's (parent company only) balance sheets as of September 30, 2003 and 2002, and the related statements of income and cash flows for each of the three years in the period ended September 30, 2003 are as follows:

BALANCE SHEETS
SEPTEMBER 30, 2003 and 2002
(in thousands, except share amounts)

	2003	2002
ASSETS		
CASH AND CASH EQUIVALENTS	$ 89,610	$ 96,501
INVESTMENT IN CAPITOL FEDERAL SAVINGS BANK	948,152	971,110
NOTE RECEIVABLE - EMPLOYEE STOCK OWNERSHIP PLAN	22,222	23,831
OTHER ASSETS	153	12
TOTAL ASSETS	$ 1,060,137	$ 1,091,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Income taxes payable	$ 2,036	$ 1,860
Accounts payable and accrued expenses	510	863
Other borrowings	81,146	101,301
Total liabilities	83,692	104,024
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding		
Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued as of September 30, 2003 and 2002	915	915
Additional paid-in capital	401,745	393,849
Unearned compensation - Employee Stock Ownership Plan	(21,875)	(22,180)
Unearned compensation - Recognition and Retention Plan	(1,599)	(3,855)
Retained earnings	896,015	883,973
Accumulated other comprehensive (loss) income	(1,758)	17,587
	1,273,443	1,270,289
Treasury stock 18,203,228 and 17,959,145 shares as of September 30, 2003 and 2002, at cost	(296,998)	(282,859)
Total stockholders' equity	976,445	987,430
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,060,137	$ 1,091,454

STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001
INTEREST AND DIVIDEND INCOME	$ 2,502	$ 3,249	$ 2,572
INTEREST EXPENSE	3,129	4,338	--
NET INTEREST AND DIVIDEND INCOME (EXPENSE)	(627)	(1,089)	2,572
OTHER INCOME	75	--	--
OTHER EXPENSES:			
Salaries and employee benefits	2,006	1,929	1,742
Other, net	484	427	465
Total other expense	2,490	2,356	2,207
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	(3,042)	(3,445)	365
INCOME TAX EXPENSE (BENEFIT)	(1,186)	(1,358)	140
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	(1,856)	(2,087)	225
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	53,887	91,679	77,554
NET INCOME	$ 52,031	$ 89,592	$ 77,779

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 52,031	$ 89,592	$ 77,779
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed net income of subsidiary	(53,887)	(91,679)	(77,554)
Provision for deferred income taxes	--	--	3,317
Amortization of loan fees	193	173	--
Recognition and Retention Plan shares sold, net of forfeitures	27	96	(36)
Changes in:			
Other assets	(141)	1,178	1,801
Income taxes payable	176	1,961	(208)
Accounts payable and accrued expenses	(353)	267	(9,488)
Net cash flows (used in) provided by operating activities	(1,954)	1,588	(4,389)
CASH FLOWS FROM INVESTING ACTIVITIES-			
Principal collected on notes receivable from Employee Stock Ownership Plan	1,609	1,520	1,438
Net cash flows provided by investing activities	1,609	1,520	1,438
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividend from subsidiary	68,000	80,000	105,001
Payment from subsidiary for sale of treasury stock related to Recognition and Retention Plan shares	123	--	67
Dividends paid	(39,898)	(14,147)	(14,215)
Acquisition of treasury stock	(18,526)	(159,657)	(20,595)
Stock options exercised	4,103	6,031	935
Proceeds from other borrowings	--	117,000	--
Capitalized debt issuance costs	--	(611)	--
Repayments of other borrowings	(20,348)	(15,261)	--
Net cash flows (used in) provided by financing activities	(6,546)	13,355	71,193
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,891)	16,463	68,242
CASH AND CASH EQUIVALENTS:			
Beginning of year	96,501	80,038	11,796
End of year	$ 89,610	$ 96,501	$ 80,038
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Income tax payments	$ 42,520	$ 62,704	$ 44,810
Interest payments	$ 3,415	$ 4,165	$ --
Tax effect of employee premature disposal of stock options	$ 1,679	$ 2,542	$ --
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Treasury stock activity related to Recognition and Retention Plan (excluding Recognition and Retention Plan shares sold for employee withholding tax purposes)	$ 48	$ 30	$ 21

Shareholder Information

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 am local time, on January 27, 2004, at the Bradbury Thompson Center, 1700 S.W. Jewell, on the Washburn University campus, in Topeka, Kansas.

Stock Listing

Capitol Federal Financial common stock is traded on the Nasdaq Stock Market under the symbol "CFFN".

Price Range of Common Stock

The high and low bid quotations for the common stock as reported on the Nasdaq Stock Market, as well as dividends declared per share, are reflected in the table below. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

FISCAL YEAR 2002	HIGH	LOW	DIVIDENDS
First Quarter	$22.29	$18.75	$0.17
Second Quarter	$23.68	$20.63	$0.18
Third Quarter	$28.09	$22.63	$0.19
Fourth Quarter	$27.37	$21.55	$0.20
FISCAL YEAR 2003	HIGH	LOW	DIVIDENDS
First Quarter	$29.16	$20.20	$1.43
Second Quarter	$32.20	$28.19	$0.22
Third Quarter	$39.90	$27.75	$0.23
Fourth Quarter	$30.49	$28.10	$0.24

The combination of the regular quarterly dividends and the year-end dividend resulted in a total cash dividend of $2.00 per share paid to shareholders in calendar year 2003. CFFN also paid a total of $2.00 per share in cash dividends to its shareholders in calendar year 2002.

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. In calendar year 2004 the Company intends to pay its entire dividend in four equal quarterly installments; however, these payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to make capital distributions to the Company. The Company relies significantly upon such capital distributions from the Bank to accumulate cash for the payment of dividends to the stockholders. See Note 1 to the Notes of Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At December 5, 2003, there were 73,381,098 shares of Capitol Federal Financial common stock issued and outstanding and approximately 11,885 shareholders of record.

Shareholder Inquiries

James D. Wempe, Vice President,
Capitol Federal Financial
700 South Kansas Avenue, Topeka, KS 66603
785 • 270 • 6055
jwempe@capfed.com

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038
800 • 937 • 5449



Capitol Federal Financial

annual report 2003